SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 2)

                     CNL Hospitality Properties, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                   N/A
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               October 6, 2000
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSON  Five Arrows Realty Securities II
          L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a) [/X/]
                                                               (b) [/ /]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  1,434,675.18 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  1,434,675.18 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          1,434,675.18 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               3.5%(fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(fn1) Not included is the number of shares of common stock of CNL Hospitality Properties, Inc. issuable upon the exchange at any time or from time to time upon the occurrence of certain events, or with the passage of time, of 38,670 shares of Class E Cumulative Preferred Stock and common stock of CNL Hotel Investors, Inc. as described in Item 5(a), subject to adjustment, held by the reporting person.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

    (1) NAME OF REPORTING PERSON Rothschild Realty Investors IIA L.L.C. I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) /x/
                                                                 (b) / /
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                  WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  1,434,675.18 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  1,434,675.18 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          1,434,675.18 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                    [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   3.5% (fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

Item 1 is hereby amended and restated as follows:

Item 1.   Security and Issuer

            This Amendment No. 2 (this "Amendment") amends the statement on
Schedule 13D (the "Schedule 13D") initially filed on March 5, 1999, as amended by Amendment No. 1 (the "First Amendment") on June 18, 1999, by (i) Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company ("Rothschild") with respect to the common stock, par value $.01 per share (the "CHP Common Stock"), of CNL Hospitality Properties, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the First Amendment.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D or the First Amendment.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

The following paragraph is hereby added to Item 4:

Item 4.   Purpose of Transaction

          On October 3, 2000 the Company, Five Arrows and CNL Hotel Investors, Inc. ("CHI") entered into the Securities Purchase Agreement attached hereto as Exhibit 99.6 (the "Repurchase Agreement"). The Repurchase Agreement is incorporated by reference in its entirety in this Item 4. On October 6, 2000 the parties concluded (i) the transfer from Five Arrows to the Company of (A) 7,563 shares of Class A Cumulative Preferred Stock of CHI ("Class A Shares") and (B) 65,285 shares of CHP Common Stock, for $12,015,207.50, (ii) the transfer from Five Arrows to CHI of 2,104 Class A Shares for $2,104,000, and (iii) the transfer by Five Arrows to CHI of all its remaining Class A Shares (38,670) in exchange for 38,670 shares of Class E Preferred Stock of CHI ("Class E Shares"), the terms of which are set forth in the Articles Supplementary attached hereto as Exhibit 99.8 (the "Class E Articles") and herein incorporated by reference in its entirety.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

The following paragraph of Item 5 is amended and restated as follows:

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on October 6, 2000, Five Arrows beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,434,675.18 shares of CHP Common Stock, or 3.5% of the issued and outstanding shares of CHP Common Stock, (based on the Company reporting, in its 10-Q filed on August 14, 2000, 40,656,887 shares of CHP Common Stock outstanding as of August 7, 2000).

              In addition, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 38,670 Class E Shares and 38,670 shares of CHI Common Stock, par value $.01 per share ("CHI Common Stock"), of which 14,501 Class E Shares, each together with one share of CHI Common Stock, are exchangeable on or after June 30, 2001, and 24,169 Class E Shares, each together with one share of CHI Common Stock, are exchangeable on or after June 30, 2002 (or prior to such dates under certain circumstances set forth in the Repurchase Agreement)into 157.000609 shares of CHP Common Stock, subject to adjustment, as described in the Repurchase Agreement, which is attached as Exhibit 99.6 and incorporated by reference in its entirety in this Item 5(a), and the Class E Articles. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,434,675.18 shares of CHP Common Stock and the 38,670 Class E Shares and the 38,670 shares of CHI Common Stock which are exchangeable into shares of CHP Common Stock, held by Five Arrows.

            Pursuant to the Repurchase Agreement, Five Arrows has also granted to the Company an option to purchase from Five Arrows up to 14,501 Class E Shares.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (b) Five Arrows has the sole power to vote and dispose of the shares of CHP Common Stock, CHI Common Stock and Class E Shares owned by it reported herein, which power may be exercised by Rothschild.

                          *       *       *       *

The following paragraph of Item 5 is hereby supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (c) Pursuant to the Repurchase Agreement attached hereto as Exhibit
99.6 and incorporated by reference in its entirety in this Item 5(c), on October 6, 2000, the following transfers for cash consideration were completed: (i) Five Arrows sold 2,104 shares of CHI Common Stock and 2,104 Class A Shares to CHI for $2,104,000, (ii) Five Arrows sold 7,563 shares of CHI Common Stock and 7,563 Class A Shares to the Company for $11,395,000, and
(iii) Five Arrows sold 65,285 shares of CHP Common Stock to the Company for $620,207.50. In addition, on October 6, 2000, pursuant to the Repurchase Agreement Five Arrows exchanged 38,670 Class A Shares to CHI for 38,670 Class E Shares.

                          *       *       *       *

Item 6 is hereby amended and restated as follows:

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

Other than as described in the instruments filed as Exhibits attached hereto all of which are incorporated by reference into this Item 6 in their entirety, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

Item 7 is hereby amended and restated in its entirety as follows:

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1*                             Joint Acquisition Statement, as
                                  required by Rule 13d-1(k) of the
                                  Securities Exchange Act of 1934.

99.2* Securities Purchase Agreement, dated as of February 24, 1999, between the Company and Five Arrows.

99.3* Promissory Note of the Company and CHI in the aggregate principal amount of $14,999,996.50, dated as of February 24, 1999, payable to the order of Five Arrows.

99.4*                             Subscription and Stockholders'
                                  Agreement, dated as of February 24,
                                  1999, between the Company and Five
                                  Arrows.

99.5* Investment Option Agreement, dated as of February 24, 1999, by among CNL Hospitality, LP, CNL Group, Inc. and Five Arrows.

99.6** Securities Purchase Agreement, dated as of October 3, 2000, between the Company,
                                  CHI and Five Arrows.

99.7** Stockholders Agreement, dated as of October 3, 2000, among the Company, CHI, CNL Hospitality Partners, LP and Five Arrows.

99.8** Articles Supplementary classifying 50,866 shares of Preferred Stock as Class E Preferred Stock of CHI

* Filed with Schedule 13D on March 5, 1999 and the First Amendment on June 18, 1999.
**  Filed with this Amendment.

CUSIP No.  N/A                  13D/A
------------------------------------------------------------------------

                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2000

                                FIVE ARROWS REALTY SECURITIES II L.L.C.

                                By:  /s/ Matthew W. Kaplan
                                     ________________________
                                     Matthew W. Kaplan
                                     Manager

                                ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                By:  /s/ Matthew W. Kaplan
                                     ________________________
                                     Matthew W. Kaplan
                                     Member

                                                               EXECUTION COPY



=============================================================================






                              SECURITIES PURCHASE AGREEMENT



                              Dated as of October 3, 2000



                                        among



                           CNL HOSPITALITY PROPERTIES, INC.,



                                CNL HOTEL INVESTORS, INC.



                                           and



                         FIVE ARROWS REALTY SECURITIES II L.L.C.





=============================================================================

                      SECURITIES PURCHASE AGREEMENT
                      -----------------------------

          SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of October 3, 2000, among CNL Hospitality Properties, Inc., a Maryland corporation ("CHP"), CNL Hotel Investors, Inc., a Maryland corporation ("Hotel Investors"), Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows").

                           W I T N E S S E T H:

          WHEREAS, Five Arrows, CHP, Hotel Investors and CNL Hospitality Partners LP, a Delaware limited partnership ("Hospitality Partners"), are parties to a Subscription and Stockholders Agreement, dated as of February 24, 1999 (the "Subscription Agreement"), pursuant to which Five Arrows purchased from Hotel Investors 48,337 shares of its 8% Class A Cumulative Preferred Stock (the "Class A Shares") and an equal number of shares of Hotel Investors common stock, par value $.01 per share (the "Hotel Investors Common Shares"); and

          WHEREAS, pursuant to Section 4.2(b) of the Subscription Agreement, Five Arrows proposed to exercise its right to convert (the "Conversion") the Class A Shares and Hotel Investors Common Shares into shares of CHP common stock, par value $.01 per share (the "CHP Common Shares"); and

          WHEREAS, pursuant to this Agreement Five Arrows will have agreed, as an alternative to the Conversion, to permit Hotel Investors and CHP to redeem and purchase Class A Shares and Hotel Investors Common Shares from Five Arrows as provided herein, and to defer exchange of any remaining Class A Shares (or such shares as Five Arrows may receive upon a reclassification of the Class A Shares as provided herein) not purchased by Hotel Investors, upon the terms and subject to the conditions set forth herein; and

          WHEREAS, simultaneously with, and as a condition to, their execution of this Agreement, Five Arrows, CHP and Hotel Investors are entering into a Stockholders Agreement (the "Stockholders Agreement") with Hospitality Partners.

          NOW, THEREFORE, in consideration of the premises and of the respective representations and warranties hereinafter set forth and the respective covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

          Except where otherwise indicated in this Agreement, the capitalized terms used herein have the meanings set forth or referenced in Annex A hereto.

                              ARTICLE I

          1.   PURCHASE OF SECURITIES.
               ----------------------

               1.1.  Five Arrows Transactions.
                     ------------------------

               (a) Upon execution of this Agreement by Five Arrows, Hotel Investors and CHP:

                      (1) Five Arrows shall sell, transfer, assign, convey and deliver to Hotel Investors, and Hotel Investors shall redeem and accept from Five Arrows, Two Thousand One Hundred and Four (2,104) Class A Shares and Two Thousand One Hundred and Four (2,104) Hotel Investors Common Shares (collectively, the "Redemption Shares");

                      (2) Five Arrows shall sell, transfer, assign, convey and deliver to CHP, and CHP shall purchase and accept from Five Arrows, Seven Thousand Five Hundred and Sixty Three (7,563) Class A Shares and Seven Thousand Five Hundred and Sixty Three (7,563) Hotel Investors Common Shares (collectively, the "Initial Shares"); and

                      (3) Five Arrows shall sell, transfer, assign, convey and deliver to CHP, and CHP shall purchase and accept from Five Arrows, Sixty Five Thousand Two Hundred and Eighty Five (65,285) CHP Common Shares (the "CHP Sold Shares").

               (b) Upon the terms and subject to the conditions herein stated, at the Closing Five Arrows shall transfer, assign, convey and deliver to Hotel Investors, and Hotel Investors shall accept from Five Arrows, Thirty Eight Thousand Six Hundred and Seventy (38,670) Class A Shares (the "Remaining Class A Shares").

               1.2.  CHP Transactions.
                     ----------------

               (a) Upon execution of this Agreement by Five Arrows, Hotel Investors and CHP:

                     (1) CHP shall pay to Five Arrows Eleven Million Three Hundred and Ninety Five Thousand Dollars ($11,395,000) (the "Initial Shares Purchase Price") in respect of the Initial Shares by wire transfer of immediately available funds to an account or accounts designated in writing by Five Arrows at least two (2) Business Days prior to the Closing Date.

                     (2) CHP shall pay to Five Arrows Six Hundred and Twenty Thousand Two Hundred Seven Dollars and Fifty Cents ($620,207.50) (the "CHP Common Purchase Price") in respect of the CHP Sold Shares by wire transfer of immediately available funds to an account or accounts designated in writing by Five Arrows at least two (2) Business Days prior to the Closing Date.

               (b) Upon the terms and subject to the conditions herein stated, at the Closing CHP shall sell, transfer, assign, convey and deliver to Hotel Investors (i) One Thousand Six Hundred and Fifty Three (1,653) shares of Hotel Investors Class B Cumulative Preferred Stock, par value $.01 per share (the "Class B Shares"), (ii) Two Thousand and Twenty One (2,021) Hotel Investors Common Shares and (iii) Eight Thousand and Ninety Four (8,094) Hotel Investors Common Shares (collectively, the "CHP Transferred Shares").

               1.3.  Hotel Investors Transactions at Closing.
                     ---------------------------------------

               (a) Upon execution of this Agreement by Five Arrows, Hotel Investors and CHP, Hotel Investors shall pay to Five Arrows Two Million One Hundred and Four Thousand Dollars ($2,104,000) (the "Redemption Price") in respect of the Redemption Shares by wire transfer of immediately available funds to an account or accounts designated in writing by Five Arrows at least two (2) Business Days prior to the Closing Date.

               (b) Upon the terms and subject to the conditions herein stated, at or prior to the Closing, Hotel Investors shall pay to CHP One Million Six Hundred and Fifty Three Thousand Dollars ($1,653,000) (the "Hotel Investors Purchase Price") in respect of the CHP Transferred Shares by wire transfer of immediately available funds to an account or accounts designated in writing by CHP at least two (2) Business Days prior to the Closing Date.

               (c) Upon the terms and subject to the conditions herein stated, at the Closing, Hotel Investors will issue and deliver to Five Arrows a certificate or certificates representing Thirty Eight Thousand Six Hundred and Seventy shares of Class E Preferred Stock with the rights and preferences set forth in the Articles Supplementary attached hereto as Exhibit A (the "Class E Shares") in exchange for the certificate or certificates representing the Remaining Class A Shares.

               1.4.  Closing.  The transfers of shares described
                     -------
in Sections 1.1(b), 1.2(b) and 1.3(b) hereof (the "Closing") shall take place at the offices of Schulte Roth & Zabel LLP, 900 Third Avenue, New York, N.Y. 10022, at 10:00 a.m. on October 6, 2000 (the "Closing Date") or at such other place, time and date as the parties hereto may agree in writing.

               1.5.  Deliveries by Five Arrows.
                     -------------------------
Upon execution of this Agreement, Five Arrows shall deliver one or more certificates representing the Redemption Shares, the Initial Shares and the CHP Sold Shares to Hotel Investors and CHP, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer subject to Hotel Investors obligation to issue replacement certificates for any Class A Shares in excess of the Redemption Shares represented by the certificates delivered by Five Arrows. At the Closing, Five Arrows shall deliver to Hotel

Investors one or more certificates representing the Remaining Class A Shares duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer.

               1.6.  Additional Deliveries by Five Arrows.
                     ------------------------------------
At the Closing, in addition to the certificates described in Section 1.5, Five Arrows shall deliver:

               (a) an amendment to the Registration Rights Agreement, in the form attached hereto as Exhibit B (the "Registration Rights Agreement Amendment"), executed by Five Arrows;

               (b) the certificates and other documents required to be delivered by Five Arrows pursuant to Article VII; and
               (c) such other evidence of the performance of all covenants and the satisfaction of all conditions required of Five Arrows by this Agreement at or prior to the Closing Date as CHP and Hotel Investors may reasonably require.

               1.7.  Closing Deliveries by Hotel Investors.
                     -------------------------------------
Upon execution of this Agreement, Hotel Investors shall pay to Five Arrows the Redemption Price. At or prior the Closing, Hotel Investors shall deliver to CHP, payment of the Hotel Investors Purchase Price. At the Closing, Hotel Investors shall deliver to Five Arrows, certificates evidencing the Class E Shares issued to Five Arrows in exchange for the Remaining Class A Shares, in form and substance satisfactory to Five Arrows.

               1.8.  Additional Deliveries by Hotel Investors.
                     ----------------------------------------
At the Closing, in addition to the payments and certificates described in
Section 1.7, Hotel Investors shall deliver:

               (a) the certificates and other documents required to be delivered by Hotel Investors pursuant to Article VIII; and

               (b) such other evidence of the performance of all covenants and the satisfaction of all conditions required of Hotel Investors by the Agreement at or prior to the Closing Date as Five Arrows may reasonably require.

               1.9.  Closing Deliveries by CHP.
                     -------------------------
Upon execution of this Agreement, CHP shall pay to Five Arrows the Initial Shares Purchase Price and the CHP Common Purchase Price. At the Closing, CHP shall deliver to Hotel Investors, one or more stock certificates representing the One Thousand Six Hundred and Fifty Three Class B Shares, the Two Thousand and Twenty One Hotel Investors Common Shares and the Eight Thousand and Ninety Four (8,094) Hotel Investors Common Shares to be purchased by Hotel Investors from CHP pursuant to Section 1.2(b) hereof.

               1.10.  Additional Deliveries by CHP.
                      ----------------------------
At the Closing, in addition to the payments and certificates described in
Section 1.9, CHP shall deliver:

               (a)   the Registration Rights Agreement Amendment, executed by
CHP;

               (b) the certificates and other documents required to be delivered by CHP pursuant to Article VIII; and

               (c) such other evidence of the performance of all covenants and the satisfaction of all conditions required of CHP by the Agreement at or prior to the Closing Date as Five Arrows may reasonably require.

               1.11.  CHP Exchange of Initial Shares.
                      ------------------------------
Upon the Closing CHP shall deliver to Hotel Investors a certificate or certificates representing the Initial Shares, and Hotel Investors shall deliver to CHP a certificate or certificates representing Seven Thousand Five Hundred and Sixty Three (7,563) Class E Shares.

                              ARTICLE II

          2.   REPRESENTATIONS AND WARRANTIES OF CHP AND HOTEL INVESTORS.
               ----------------------------------------------------------
CHP (with respect to itself and Hotel Investors), represents and warrants, as of the date hereof (except as otherwise specified herein) as follows:

               2.1.  Corporate Power and Authority.
                     -----------------------------
Each of CHP and Hotel Investors has the full legal right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Hotel Investors is authorized to issue the Class E Shares to be issued pursuant to this Agreement.

               2.2.  Consents and Approvals; Authorization and
                     -----------------------------------------
Noncontravention.
----------------
Except as set forth in Schedule 2.2 attached hereto, there is no requirement applicable to CHP or Hotel Investors to make any filing with, or obtain any permit, authorization, consent or approval of, any governmental authority or any other person as a condition to the lawful consummation by CHP or Hotel Investors of the transactions contemplated by this Agreement. This Agreement has been duly and validly authorized, executed and delivered by CHP and Hotel Investors and constitutes the valid and legally binding agreements of CHP and Hotel Investors, enforceable against them in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. The execution and delivery by CHP and Hotel Investors of this Agreement, and any other agreements and instruments to be executed and delivered by them in connection herewith, do not, and the consummation of the transactions contemplated hereby will not, in any manner: (i) violate any provision of the Articles of Incorporation or By-Laws of CHP or Hotel Investors; (ii) violate any provision of, or result in the termination or acceleration of, or default under, or entitle any party to accelerate (whether after the filing of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the assets of CHP or Hotel Investors pursuant to any provision of any mortgage, lien, lease, agreement, license, or instrument, or violate any law, regulation, order, arbitration award, judgment or decree to which CHP or Hotel Investors is a party or by which CHP or Hotel Investors or any of their respective properties is bound, or (iii) violate or conflict with, or create a default under, any material contract or restriction of any kind or character to which CHP or Hotel Investors is bound or subject.

               2.3.  Existence and Good Standing.
                     ---------------------------

                (a) Each of CHP and Hotel Investors is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of CHP and Hotel Investors has the requisite corporate power to own its property and to carry on its business as it is now being conducted. CHP is duly qualified to do business and is in good standing in the jurisdictions in which the character or location of the properties owned or leased by CHP or the nature of the business conducted by CHP makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on CHP.

                (b) Each of CHP and Hotel Investors is qualified as a REIT under the Code and has taken no action or omitted to take any action, the effect of which reasonably could be expected to disqualify CHP as a REIT under the Internal Revenue Code of 1986, as amended (the "Code").

               2.4.  Capital Stock.
                     -------------

                (a) The authorized capital stock of CHP consists of: (i) 150,000,000 shares of Common Stock; (ii) 3,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"); and (iii) 63,000,000 shares of excess stock, par value $.01 per share (the "Excess Stock"). As of September 30, 2000, (i) 44,211,187.545 shares of CHP Common Stock were validly issued and outstanding, fully paid and nonassessable, and no shares of Preferred Stock or Excess Stock have been issued or are outstanding; and
(ii) no shares of Common Stock and no shares of Preferred Stock were reserved for issuance. The authorized capital stock of Hotel Investors consists of:
(i) 99,776 Hotel Investors Common Shares, (ii) 50,886 Class A Shares, (iii) 39,982 Class B Shares, (iv) 50,986 shares of Class C Cumulative Preferred Stock ("Class C Shares"), (v) 10,000 shares of Class D Junior Preferred Stock ("Class D Shares"), and (vi) zero Class E Shares (with the classes of capital stock described in clauses (ii) through (vi) being referred to as the "Hotel Investors Preferred Shares"). As of the Closing, the authorized capital stock of Hotel Investors will consist of: (i) 99,776 Hotel Investors Common

Shares, (ii) 50,886 Class A Shares, (iii) 39,982 Class B Shares, (iv) 50,986 Class C Shares, (v) 1 Class D Share and (vi) 50,886 Class E Shares. As of September 30, 2000, (i) 94,778 Hotel Investors Common Shares were validly issued and outstanding, fully paid and non-assessable, (ii) 48,337 Class A Shares were validly issued and outstanding, fully paid and non-assessable,
(iii) 37,979 Class B Shares were validly issued and outstanding, fully paid and non-assessable, (iv) 100 Class C Shares were validly issued and outstanding, fully paid and non-assessable and (v) no Class D Shares were outstanding. All of such shares of capital stock of CHP and Hotel Investors were issued in compliance with all applicable federal and state securities laws. The Class E Shares, upon their issuance to Five Arrows at the Closing, will be validly issued and outstanding, fully paid and non-assessable, and issued in compliance with all applicable federal and state securities laws. Except as set forth on Schedule 2.4(a) or as disclosed in the SEC Reports and as otherwise contemplated by this Agreement, since June 30, 2000 (i) no preemptive rights or any other similar rights have been granted by CHP or Hotel Investors on any shares of capital stock of CHP or Hotel Investors;
(ii) neither CHP or Hotel Investors has issued any securities which, directly or indirectly, are convertible into or exchangeable for any of the capital stock of CHP or Hotel Investors; and (iii) neither CHP or Hotel Investors has issued any options, warrants, rights, calls or commitments relating to such shares or other such securities. Five Arrows, upon issuance of the Class E Shares, will not be subject to personal liability by reason of being a holder of such shares.

                 (b) Except as set forth on Schedule 2.4(a) or as disclosed in the SEC Reports, neither CHP nor Hotel Investors are subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock nor are there any outstanding rights to repurchase capital stock of CHP or Hotel Investors, except as set forth in or contemplated by this Agreement. Except as set forth on Schedule 2.4(b) or as disclosed in the SEC Reports, there are no agreements between CHP's shareholders or Hotel Investors' shareholders, respectively, with respect to the voting, transfer or registration of CHP's capital stock or Hotel Investors' capital stock, respectively.

               2.5.  SEC Reports.
                     -----------

                (a) CHP has filed all forms, reports and documents (the "SEC Reports") required to be filed by it pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "SEC") since September 30, 1998. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the Securities Act and the applicable rules and regulations promulgated by the SEC thereunder. None of the SEC Reports, as of their respective dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

                 (b) Since the quarter ended June 30, 2000, except as contemplated by this Agreement, there has been no material adverse change in the assets or liabilities, or in the business affairs or business prospects of CHP or any of its subsidiaries (present or anticipated) or condition, financial or otherwise, or in the results of operations of CHP or any of CHP's subsidiaries; and to the best knowledge, information and belief of CHP, no fact or condition (not of general knowledge) exists or is contemplated or threatened which might reasonably be expected to cause such a change in the future.

               2.6.  Compliance with Laws.
                     --------------------
Except as set forth on Schedule 2.6 attached hereto, each of CHP and Hotel Investors and each of their respective subsidiaries is in compliance in all material respects with all applicable laws, regulations, orders, judgments and decrees. Neither CHP, Hotel Investors nor any of their respective subsidiaries, any employee of CHP, Hotel Investors nor any of their respective subsidiaries nor any of their respective affiliates acting upon CHP's or Hotel Investors' request has at any time made any payments for unlawful political contributions or made any bribes, kickback payments or other illegal payments.

               2.7.  No Changes Since June 30, 2000.
                     ------------------------------
Since June 30, 2000, except as expressly contemplated hereby or as disclosed in a Schedule or Exhibit hereto (including, without limitation, Schedule 2.7) or any SEC Report, neither CHP, Hotel Investors nor any of their respective subsidiaries has (a) incurred any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business (and neither CHP, Hotel Investors nor any of their respective subsidiaries is in default in respect of the terms or conditions of any indebtedness), (b) permitted any of its assets to be subjected to any material mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind (except for Permitted Liens and, with respect to CHP, other than in its ordinary course of business), (c) sold, transferred or otherwise disposed of any material assets except in the ordinary course of business, (d) made any material capital expenditure or commitment therefor, except in the ordinary course of business, (e) declared or paid any dividend or made any distribution on any shares of its capital stock, or redeemed, purchased or otherwise acquired any shares of its capital stock or any option, warrant or other right to purchase or acquire any such shares, other than regularly scheduled cash dividends, (f) made any material bonus or profit sharing distribution or payment of any kind, (g) materially increased its indebtedness for borrowed money (other than in the ordinary course of business) or made any material loan to any Person, (h) written off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business charged to applicable reserves, (i) granted any increase in the rate of wages, salaries, bonuses or other remuneration of any executive employee or other employees, except in the ordinary course of business, (j) canceled or waived any claims or rights of substantial value,
(k) made any material change in any method of accounting or audit practice,
(l) otherwise conducted its business or entered into any transaction, except in the ordinary course of business, or (m) agreed, whether or not in writing, to do any of the foregoing.

               2.8.  Disclosure.
                     ----------
None of this Agreement, any Schedule, Exhibit or certificate attached hereto or delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by CHP, Hotel Investors or by any of their respective directors or officers in connection with the transactions contemplated by this Agreement contains any untrue statement of material fact, or omits any statement of material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which made.

               2.9.  No Distribution Intent.
                     ----------------------
CHP and Hotel Investors are acquiring the Redemption Shares, the Initial Shares and the Remaining Class A Shares (and including any Class E Shares issued in exchange for any such shares) for the purpose of retiring or holding such shares, and will not resell or redistribute any of such shares whether pursuant to a private sale exempt from registration under the Securities Act, a public sale in compliance with the registration requirements of the Securities Act, or otherwise, other than as permitted by the Stockholders Agreement.

               2.10.  Ownership Limits Waiver.
                      -----------------------
The exchange by Five Arrows of its Class A Shares for Class E Shares shall not require stockholder approval for a waiver of the Ownership Limits set forth in Section 7.6(ii)(a) and (b) of the Articles of Incorporation of CHP and the waiver of such Ownership Limits previously obtained by CHP for the benefit of Five Arrows in respect of its ownership or conversion of Class A Shares shall be equally applicable to Five Arrows' ownership or conversion of the Class E Shares.

               2.11.  No Exchange Approvals Required.
                      ------------------------------
The consummation of any of the transactions described in Article IV or
Article VI of this Agreement shall not require (i) any approvals of CHP's stockholders or approvals from the SEC (based upon applicable laws and the rules and regulations of the SEC as in effect on the date of this Agreement) or (ii) the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and as in effect on the date of this Agreement.

                            ARTICLE III

          3.   REPRESENTATIONS AND WARRANTIES OF FIVE ARROWS.
               ---------------------------------------------
Five Arrows hereby represents, warrants and agrees as follows:

               3.1.  Power and Authority.
                     -------------------
Five Arrows has the full legal right, power and authority to enter into this Agreement and to consummate the other transactions contemplated hereby and thereby.

               3.2.  Existence and Good Standing.
                     ---------------------------
Five Arrows is a limited liability company, duly formed or organized, validly existing and in good standing under the laws of its organization.

               3.3.  Consents; Authorization.
                     -----------------------
There is no requirement applicable to Five Arrows to make any filing with, or obtain any permit, authorization, consent or approval of, any governmental authority or any other person as a condition to the lawful consummation by Five Arrows of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement, when executed and delivered by Five Arrows, will constitute a valid and legally binding obligation of Five Arrows, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor's rights generally and of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

               3.4.  Accredited Investor.
                     -------------------
Five Arrows is an accredited investor as defined in Rule 501 under the Securities Act.

               3.5.  Investment.
                     ----------
Except as provided for in this Agreement, Five Arrows is acquiring the Class E Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Five Arrows understands that the Class E Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, and cannot be transferred by it unless subsequently registered under the Securities Act or if an exemption from the registration requirements exists.

               3.6.  Rule 144.
                     --------
Five Arrows acknowledges that the Class E Shares and Hotel Investors Common Shares (collectively, the "Shares") must be held indefinitely unless subsequently registered under the Securities Act, or unless an exemption from such registration is available. Five Arrows is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions, which presently include, among other things, in most circumstances (i) the existence of a public market for the Shares, (ii) the availability of certain current public information about CHP, (iii) the resale occurring not less than one year after a party has purchased and fully paid for the securities to be sold by CHP or an affiliate of CHP (with tacking of time periods permitted in certain circumstances), (iv) the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)), and (v) the number of shares being sold during any three-month period not exceeding specified limitations.

                             ARTICLE IV

          4.   OPTION GRANT.
               ------------

               4.1.  Purchase Option.
                     ---------------

                   (a) Five Arrows hereby grants to CHP the following options which may be exercised as follows at any time subsequent to the Closing, subject to the limitations set forth below:

                       (i) On or before January 31, 2001 (the "First Option Expiration Date") CHP will have the option (the "First Option") to purchase up to Seven Thousand Two Hundred and Fifty (7,250) of the Class E Shares held by Five Arrows and an equal number of Hotel Investors Common Shares (the "First Option Shares") for a cash purchase price of $1000.00 per each pair of Class E Shares and Hotel Investors Common Shares constituting a First Option Share; and

                       (ii) Provided that CHP has purchased all of the First Option Shares prior to the First Option Expiration Date, then CHP will have the option (the "Second Option"), until June 30, 2001 (the "Second Option Expiration Date"), to purchase an additional Seven Thousand Two Hundred and Fifty One (7,251) of the Class E Shares held by Five Arrows and an equal number of Hotel Investors Common Shares (the "Second Option Shares") for a cash purchase price of $1000.00 per each pair of Class E Shares and Hotel Investors Common Shares constituting a Second Option Share.

                    (b) CHP may exercise the First Option at any time or from time to time prior to the First Option Expiration Date by delivery of notice (the "Exercise Notice") to Five Arrows stating the number of First Option Shares to be purchased by CHP and the Business Day, which shall be no later than February 15, 2001 and which shall otherwise be acceptable to Five Arrows in its reasonable discretion (the "First Option Closing Date"), on which such purchase and sale of the First Option Shares shall occur.

                     (c) Provided that the conditions for exercising the Second Option have been met by CHP, CHP may exercise the Second Option at any time or from time to time prior to the Second Option Expiration Date by delivery of an Exercise Notice to Five Arrows stating the number of Second Option Shares to be purchased by CHP and the Business Day, which shall be no later than July 18, 2001 and which shall otherwise be acceptable to Five Arrows in its reasonable discretion (the "Second Option Closing Date") on which such purchase and sale of Second Option Shares shall occur.

                      (d) On or before each First Option Closing Date, in respect of the First Option, or each Second Option Closing Date, in respect of the Second Option, Five Arrows shall surrender the certificate or certificates representing such First Option Shares or Second Option Shares to CHP in the manner and at the place designated in the respective Exercise Notices, and on the respective First Option Closing Date or Second Option Closing Date the full purchase price for such shares shall be paid by CHP by wire transfer to an account designated by Five Arrows after receipt of the Exercise Notice. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued by Hotel Investors (on the respective First Option Closing Date or Second Option Closing Date described in the previous sentence) representing the unredeemed shares.

                      (e) From and after the applicable First Option Closing Date or Second Option Closing Date in respect of the First Option Shares or the Second Option Shares, as the case may be, as are purchased and paid for pursuant to this Article IV (i) all rights of the holders thereof as holders of Class E Shares shall cease, and (ii) such shares shall be held by CHP and shall not be resold or redistributed, except as permitted under the Stockholders Agreement, without the written consent of Five Arrows.

                      (f) The rights of CHP to exercise the First Option and the Second Option may not be transferred or assigned without the consent of Five Arrows which shall or shall not be granted in Five Arrow's sole discretion.

                              ARTICLE V

          5.   COVENANTS.
               ---------

               5.1.  Notice of Default.
                     -----------------
As soon as practicable and in any event within 5 Business Days of the occurrence of a default or failure by CHP, Hospitality Partners, or Hotel Investors to perform or observe any covenant, agreement, or obligation contained in this Agreement or any Transaction Document contemplated hereby or thereby, CHP shall notify Five Arrows of such default or failure.

               5.2.  Article Amendments.
                     ------------------

                 (a) The Articles of Incorporation of Hotel Investors, together with each of the Articles Supplementary classifying the Class A Shares, Class B Shares, Class C Shares and Class D Shares (collectively, the "Hotel Investors Articles") shall be amended by Hotel Investors prior to the Closing Date to include Articles Supplementary classifying the Class E Shares in the form attached hereto as Exhibit A.

                 (b) In addition to the amendment described in Section 5.2(a), the Articles Supplementary classifying the Class B Shares and Class D Shares, respectively, shall be amended in the forms attached hereto as Exhibits B-1 and B-2 prior to the Closing Date.

               5.3.  Appointment of Five Arrows Director.
                     -----------------------------------
For so long as Five Arrows owns any Class E Shares or CHP Common Shares, CHP shall use its best efforts to qualify, nominate and recommend to the stockholders that they elect to the Board of Directors of CHP the nominee designated by Five Arrows from time to time (the "Five Arrows Director") at each meeting of stockholders at which directors are generally elected.

               5.4.  Further Assurances.
                     ------------------
CHP and Five Arrows shall take any and all actions, in a manner satisfactory to the other, to meet each condition to closing set forth herein, keep all its respective representations and warranties hereunder true, complete and correct and effect all applicable actions contemplated by this Agreement required to be effected on or prior to each Closing Date.

               5.5.  Prohibition on Issuance of Securities.
                     -------------------------------------
For so long as any Class E Shares are outstanding, other than in accordance with and pursuant to employee benefit plans approved by the Board of Directors of CHP, CHP shall not issue any shares of CHP Common Stock (or rights, warrants or other securities convertible into or exchangeable for CHP Common Stock) after the date hereof at a purchase price per share (or having a conversion, exchange or exercise price per share of CHP Common Stock) (excluding the value of services and other intangible assets) of less than $9.50.

               5.6.  Deferral Payment.
                     ----------------

                  (a) To the extent that, as a result of the amendments to the Hotel Investors Articles described in Section 5.2, Five Arrows pro rata share of dividends from Hotel Investors are less than the dividends Five Arrows would have received from CHP if the Conversion had occurred at the Exchange Rate on June 30, 2000, CHP will pay or cause Hotel Investors to pay to Five Arrows the difference (the "Deferral Payment") between the dividends Five Arrows receives from Hotel Investors after June 30, 2000 through the end of the Black-out Period and any dividends Five Arrows would have received had it become a holder of 7,588,938 CHP Common Shares (subject to adjustment for splits, dividends or distributions of CHP Common Shares the "Deferral Payment Shares") on June 30, 2000 through the end of the Black-out Period (including, without limitation, dividends on CHP Common Shares declared prior to the end of the Black-out Period but payable after the Black-out Period).

                  (b) Deferral Payments will be paid on each date that Hotel Investors dividends are paid (or, if no such dividends are paid, quarterly as such dividends would have been paid in respect of the Class A Shares).

                  (c) The number of Deferral Payment Shares shall be reduced (i) after the Closing by the number of CHP Common Shares into which the Redemption Shares and the Initial Shares acquired at the Closing would have been convertible at the Exchange Rate then in effect, (ii) after each First Option Closing Date, by the number of CHP Common Shares into which the First Option Shares acquired on such First Option Closing Date would have been convertible at the Exchange Rate then in effect, and (iii) after each Second Option Closing Date, by the number of CHP Common Shares into which the Second Option Shares acquired on such Second Option Closing Date would have been convertible at the Exchange Rate then in effect. Deferral Payments shall be payable on the Deferral Payment Shares through and including the date of transfer of the corresponding Class A Shares and Class E Shares by Five Arrows to Hotel Investors or CHP as provided in this Agreement, based on the number of days during each quarter that such Class A Shares or Class E Shares are owned by Five Arrows (i.e, Five Arrows shall be paid a dividend for every day such shares are owned by Five Arrows, including the date of transfer).

               5.7.  Indemnification for Breach.
                     --------------------------
Hotel Investors and CHP, jointly and severally, agree to make whole Five Arrows and its management company, Rothschild Realty Inc., and to hold them harmless from any breach by CHP or Hotel Investors of their respective obligations under this Agreement or any Transaction Document, including the failure of the Closing to occur prior to October 13, 2000 (provided that such failure does not result from a failure of Five Arrows to perform the covenants required to be performed by it prior to the Closing). The indemnification provided for herein shall include, without limitation: (i) any loss, damage or liability arising from the inability of Five Arrows to realize an Exchange Rate of 157.000609 CHP Common Shares per Class A Share owned by Five Arrows, and (ii) Five Arrows being ineligible to receive dividends on the number of CHP Common Shares into which the Class A Shares were convertible on June 30, 2000 for any period after June 30, 2000 due to Five Arrows not being a record holder of such CHP Common Shares on the applicable record dates for such dividends.

                              ARTICLE VI

          6.   EXCHANGE OF CLASS E SHARES.
               --------------------------

               6.1.  Exchange of Class E Shares.
                     --------------------------
Subject to the ownership limitations contained in Sections 7.6 and 7.7 of CHP's Articles of Incorporation as such Articles are in effect at the time of any such exchange, and giving effect to the waiver of certain ownership limitations referred to in Section 2.10 of this Agreement, holders of Class E Shares may exchange all or a portion of such shares for shares of CHP Common Stock as follows:

                 (a) Subject to and upon compliance with the provisions of this Section 6.1, (i) holders of First Option Shares and Second Option Shares not purchased by CHP pursuant to Section 4.1 hereof (the "Retained Option Shares") shall have the right (the "Exchange Right"), at any time and from time to time after (A) June 30, 2001 or (B) the occurrence of an Acceleration Event, and (ii) holders of Class E Shares other than the Retained Option

Shares (the "Remaining Shares") shall have the right, at any time and from time to time after the earliest of (A) June 30, 2002 or (B) the listing of CHP Common Stock on a national securities exchange or the National Market System of the NASD or (C) the occurrence of an Acceleration Event, to exchange (the "Exchange") all or a portion of the Retained Option Shares or Remaining Shares into the number of fully paid and non-assessable shares of CHP Common Stock obtained by multiplying the number of Retained Option Shares or Remaining Shares to be exchanged (the "Exchange Shares") by the Exchange Rate in effect on the date that such Exchange Shares are surrendered for Exchange (pursuant to Section 6.1(b)(iii)), by surrendering the number of Exchange Shares designated for such Exchange together with an identical number of Hotel Investors Common Shares in the manner provided in paragraph
(b) of this Section 6.1. With respect to the Retained Option Shares and the Remaining Shares, respectively, the periods described in this Section 6.1(a) during which the Retained Option Shares and Remaining Shares cannot be exchanged are collectively referred to herein as the "Black-out Period".

                 (b) (i) In order to exercise the Exchange Right, the holder of Exchange Shares must surrender the certificate representing the number of Exchange Shares designated for such Exchange and the certificate representing an identical number of Hotel Investors Common Shares to CHP, accompanied by written notice to Hotel Investors and CHP, which exercise may be subject to such conditions as the holder may designate, that the holder thereof elects to exchange such Exchange Shares (the "Notice of Exchange").

                       (ii) Holders of Exchange Shares at the close of business on a distribution payment record date shall be entitled to receive, on the corresponding distribution payment date, the distribution payable with respect to the Exchange Shares surrendered under clause (b)(i) following such distribution payment record date.

                       (iii) Subject to Section 6.1(c), each Exchange shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for Exchange Shares and the requisite number of Hotel Investors Common Shares shall have been surrendered and the Notice of Exchange shall have been given, provided that Five Arrows may deliver the Notice of Exchange and certificates for Exchange Shares and Hotel Investors Common Shares up to thirty days prior to the date set forth in such Notice of Exchange as the effective date thereof. Notwithstanding any other provision herein, such Notice of Exchange may be delivered during the Black-out Period for an Exchange to be consummated after the expiration of the Black-out Period. The person or persons in whose name or names any certificate or certificates for CHP Common Shares shall be issuable upon such exchange shall be deemed to have become the holder or holders of record of the CHP Common Shares represented thereby at such time on such date, and such exchange shall be at the Exchange Rate in effect at such time and on such date; provided, however, that if CHP fails to deliver the CHP Common Shares deliverable upon any such exchange, the holder of the Exchange Shares and the applicable number of Hotel Investors Common Shares surrendered for exchange shall continue to be deemed the holder thereof until CHP complies with such exchange.

                       (iv) Upon consummation of any exchange, the Exchange Shares received by CHP shall not be transferred, resold or redistributed, whether pursuant to a private sale exempt from registration under the Securities Act, a public sale in compliance with the registration requirements of the Securities Act, or otherwise, other than as permitted by the Stockholders Agreement or with the written consent of Five Arrows.

                 (c) The consummation of the exchange of Exchange Shares shall be subject to compliance with any required approvals of CHP's stockholders or required filings with the Securities and Exchange Commission or any stock exchange on which the shares of CHP Common Stock may at the time be listed and the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. CHP shall make, at its sole cost and expense, all filings necessary to secure such approval or compliance and achieve such expiration or termination, if applicable, promptly after receiving notice of the holder's election to exchange. Each holder of Exchange Shares shall cooperate with CHP in providing information relating to such holder as may be reasonably required in connection with such filings and approvals.

                 (d) (i) If CHP shall (A) make a distribution on CHP Common Shares in the form of CHP Common Shares, (B) subdivide its outstanding CHP Common Shares into a greater number of shares or (C) combine its outstanding CHP Common Shares into a smaller number of shares after the most recent Reported Quarter, then the Exchange Rate shall be recalculated to give effect to such distribution, subdivision or combination.

                        (ii) If CHP shall make a dividend or otherwise make a distribution to any holders of CHP Common Shares in the form of indebtedness or assets (other than Regular Quarterly Distributions) or rights or warrants to subscribe for or purchase any of its securities or any shares of CHP Common Shares (excluding those which are referred to in and treated under subparagraph (i) above) (any of the foregoing being hereinafter in this subparagraph (ii) called the "Securities" and any dividend or distribution referred to in this subparagraph (ii) called an "Adjusting Distribution"), then, and in each such case, the holders of Class E Shares shall be entitled to receive concurrently with the receipt by holders of CHP Common Shares the kind and amount of such Securities or Adjusting Distribution that they would have owned or been entitled to receive had such Class E Shares been exchanged immediately prior to such distribution or the related record date, as the case may be. In the event of any dividend or distribution to holders of Class E Shares pursuant to this Section 6.2(d)(ii) in the form of assets, properties or evidence of indebtedness, the fair market value of such dividend or distribution, as of the date of such dividend or distribution, shall be deducted from any amounts payable to holders of Class E Shares upon the liquidation, dissolution or winding-up of Hotel Investors. The fair market value of any dividend or distribution received by the holders of Class E Shares pursuant to this Section 6.2(d)(ii) shall be determined by a nationally recognized investment bank engaged by Hotel Investors and selected by the holders of a majority of Class E Shares from a list of three investment banks selected by Hotel Investors from the investment banks listed on Schedule 6.2 attached hereto, whose determination shall be final and binding on the parties.

                        (iii) The occurrence of a distribution or the occurrence of any other event as a result of which holders of CHP Common Shares shall be entitled to receive rights (the "Rights"), pursuant to any shareholders protective rights agreement (the "Rights Agreement") that may be adopted by CHP shall not be deemed a distribution of Securities for the purposes of any dividend or distribution pursuant to this subparagraph (ii) or otherwise give rise to any adjustment of the Exchange Rate pursuant to this Section 6.2; provided, however, that in lieu of any dividend, distribution or adjustment as a result of any such a distribution or occurrence, CHP shall make provision so that Rights, to the extent issuable at the time of exchange of Class E Shares into shares of CHP Common Stock, shall issue and attach to such CHP Common Shares then issued upon exchange in the amount and manner and to the extent and as provided in the Rights Agreement in respect of issuances at the time of CHP Common Shares other than upon exchange.

                         (iv)  All calculations under this Section 6.2 shall
be made out to the sixth decimal place (with $.000005 being rounded upward) or to the nearest whole share, as the case may be.

                 (e) If CHP shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, self tender offer for all or substantially all CHP Common Shares, sale of all or substantially all of its assets or recapitalization of the CHP Common Shares (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which CHP Common Shares shall be converted into the right to receive stock, partnership interests, securities or other property (including cash or any combination thereof), each Class E Share shall thereafter be exchangeable for the kind and amount of shares of stock, partnership interests, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of CHP Common Shares for which one share of Class E Share was exchangeable immediately prior to such Transaction, assuming such holder of CHP Common Shares (i) is not a Person with which CHP consolidated or into which the CHP merged or which merged into the CHP or to which such sale or transfer was made, as the case may be (a "Constituent Person"), or an Affiliate of a Constituent Person, and (ii) failed to exercise his or her rights of the election, if any, as to the kind or amount of stock, partnership interests, securities and other property (including cash) receivable upon such Transaction (provided that if the kind or amount of stock, partnership interests, securities and other property (including cash) receivable upon such Transaction is not the same for each share of CHP Common Stock held immediately prior to such Transaction by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised ("Non-Electing Share"), then for the purpose of this paragraph (e) the kind and amount of stock, partnership interests, securities and other property (including cash) receivable upon such Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). The provisions of this paragraph (e) shall similarly apply to successive Transactions.

                 (f)   (i)  If:

                            (1)  CHP shall declare an Adjusting Distribution;
or

                            (2)  CHP shall authorize the granting to the
holders of CHP Common Shares or rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants (other than Rights to which the subparagraph (d)(ii) of this Section 6.1 applies); or

                            (3)  there shall be any reclassification of CHP
Common Shares (other than an event to which subparagraph (d)(i)(A) of this Section 6.1 applies) or any consolidation or merger to which CHP is a party and for which approval of any shareholders of CHP is required, or a statutory share exchange involving the conversion or exchange of CHP Common Shares into securities or other property, or a self tender offer by CHP for all or substantially all of its outstanding CHP Common Shares, or the sale or transfer of all or substantially all of the assets of CHP as an entirety and for which approval of any shareholders of CHP is required; or

                            (4)  there shall occur the voluntary or
involuntary liquidation, dissolution or winding-up of Hotel Investors or CHP,

then Hotel Investors shall cause to be mailed to the holders of Class E Shares at their addresses as shown on the records of Hotel Investors, as promptly as possible, but at least 15 days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such Adjusting Distribution, or granting of rights or warrants, or, if a record is not to be taken, the date as of which the holders of record of CHP Common Shares to be entitled to such Adjusting Distribution, or granting of rights or warrants are to be determined or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding-up is expected to become effective, and the date as of which it is expected that holders or record of CHP Common Shares shall be entitled to exchange their CHP Common Shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding-up or (C) the date on which shares are to be redeemed and the number of shares to be redeemed. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in this Section 6.1.

                       (ii) If any holders of Class E Shares have exercised their exchange rights after receiving a notice pursuant to this paragraph (f) but are unable to exchange such Exchange Shares for CHP Common Shares (including, without limitation, as a result of the circumstances described in paragraph (c) of this Section 6.1 hereof ), CHP shall make appropriate arrangements to enable such holders to receive the intended protections afforded by this paragraph (f).

                  (g) Whenever the Exchange Rate is adjusted as herein provided, CHP shall (i) promptly prepare (A) an officer's certificate setting forth the Exchange Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment, and (B) a notice of such adjustment of the Exchange Rate setting forth the adjusted Exchange Rate and the effective date thereof, which certificate and notice shall be conclusive evidence of the correctness of such adjustment absent manifest error, and
(ii) promptly mail such notice of such adjustment of the Exchange Rate and a copy of such certificate to the holders of Class E Shares at such holders' last address as shown on the records of Hotel Investors.

                  (h)   In any case in which paragraph (d) of this Section
6.1 provides that an adjustment shall become effective on the day next following the record date for an event, CHP may defer until the occurrence of such event issuing to the holder of any Exchange Shares exchanged after such record date and before the occurrence of such event the additional CHP Common Shares issuable upon such exchange by reason of the adjustment required by such event over and above the CHP Common Shares issuable upon such exchange before giving effect to such adjustment.

                  (i) If any action or transaction would require adjustment of the Exchange Rate pursuant to more than one paragraph of this Section 6.1, only one adjustment shall be made, and such adjustment shall be the amount of adjustment that results in the lowest Exchange Rate.

                   (j) If CHP shall take any action affecting the CHP Common Shares, other than action described in this Section 6.1, that would materially adversely affect the Exchange Rights, then the Exchange Rate for the Class E Shares shall be adjusted, to the extent permitted by law, so that the economic benefit of the Exchange Rights prior to such action are preserved. Such adjustment shall be taken in such manner, if any, and at such time, as the holders of a majority of the then outstanding Class E Shares and the Independent Directors (as defined in the Articles of Incorporation of CHP) of the Board of Directors of CHP shall mutually agree.

                   (k) CHP shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of CHP Common Shares or other securities or property on exchange of the Exchange Shares pursuant hereto.

                            ARTICLE VII

          7.   CONDITIONS TO CHP'S AND HOTEL INVESTORS' OBLIGATIONS
               --------------------------------------------------
The obligation of CHP and Hotel Investors to consummate the transactions contemplated by this Agreement on the Closing Date is conditioned upon satisfaction, on or prior to such date, of the following conditions:

               7.1.  Representations and Warranties.
                     ------------------------------
The representations and warranties of Five Arrows contained in this Agreement shall be true, complete and correct in all material respects (except that representations and warranties qualified by materiality, material adverse effect or knowledge shall, as so qualified, be true and correct in all respects) on and as of the applicable Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and Five Arrows shall have delivered to CHP a certificate, dated the Closing Date, to such effect

               7.2.  Approvals.
                     ---------
All governmental and other consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received.

               7.3.  Proceedings.
                     -----------
All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to CHP and its counsel, and CHP shall have received copies of all such documents and other evidences as it or its counsel may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

               7.4.  Performance of Agreements.
                     -------------------------
All of the covenants and agreements of Five Arrows to be performed on or before such Closing Date pursuant to the terms hereof or the terms of any Exhibit hereto, shall have been duly performed in all material respects, and Five Arrows shall have delivered to CHP a certificate, dated such Closing Date, to such effect.

                          ARTICLE VIII

          8.   CONDITIONS TO FIVE ARROWS' OBLIGATIONS.
               --------------------------------------
The obligation of Five Arrows to consummate the transactions contemplated by this Agreement on the Closing Date is conditioned upon satisfaction, on or prior to such date, of the following conditions:

               8.1.  Representations and Warranties.
                     ------------------------------
The representations and warranties of CHP (and Hotel Investors) contained in this Agreement or in any Exhibit or Schedule attached hereto shall be true, complete and correct in all material respects (except that representations and warranties qualified by materiality, material adverse effect or knowledge shall, as so qualified, be true and correct in all respects) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and CHP shall have delivered to Five Arrows a certificate, dated the Closing Date, to such effect.

               8.2.  Performance of Agreements.
                     -------------------------
All of the covenants and agreements of CHP and Hotel Investors to be performed on or before such Closing Date pursuant to the terms hereof or the terms of any Exhibit hereto, shall have been duly performed in all material respects, and CHP shall have delivered to Five Arrows a certificate, dated such Closing Date, to such effect.

               8.3.  Approvals.
                     ---------
All material governmental and other material consents, filings and approvals necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received and be in full force and effect.

               8.4.  Good Standing and Other Certificates.
                     ------------------------------------
CHP shall have delivered to Five Arrows a certificate from the Secretary of State or other appropriate official of the State of Maryland, and such other states as applicable to the effect that CHP and Hotel Investors are in good standing or subsisting in each such State and listing all charter documents of CHP and Hotel Investors on file with each such State.

               8.5.  Registration Rights Agreement.
                     -----------------------------
On such Closing Date, CHP shall have properly and validly executed the Registration Rights Agreement Amendment.

               8.6.  Valid Issuance.
                     --------------
The Class E Shares to be issued and to be acquired by Five Arrows shall be duly authorized and validly issued to Five Arrows, free and clear of all liens, encumbrances, restrictions and claims of every kind. Five Arrows shall have received properly completed stock certificates representing the number of Class E Shares being acquired by Five Arrows on such Closing Date.

               8.7.  Proceedings.
                     -----------
All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be satisfactory in form and substance to Five Arrows and its counsel, and Five Arrows shall have received copies of all such documents and other evidences as it or its counsel may request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                           ARTICLE IX

          9.   MISCELLANEOUS.
               -------------

               9.1.  Preservation of Confidential Information.
                     ----------------------------------------  Five Arrows
shall keep confidential any and all non-public information obtained from CHP concerning CHP's properties, operations and business (unless readily ascertainable from public or published information or trade sources) until the same ceases to be non-public (or becomes so ascertainable).

               9.2.  Governing Law.
                     ------------- The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to agreements executed and to be performed solely within such State.

               9.3.  Prevailing Party.
                     ---------------- The prevailing party or parties in any litigation shall be entitled to receive from the losing party or parties all costs and expenses, including reasonable counsel fees, incurred by the prevailing party or parties.

               9.4.  Captions.
                     -------- The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

               9.5.  Publicity.
                     ---------   Except as otherwise required by law, none of
the parties hereto shall issue any press release or take any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein. Any statement so issued or made shall require the reasonable prior approval of the other parties hereto as to the contents and the manner of presentation and publication thereof.

               9.6.  Notices.
                     -------   All notices, statements, instructions or other
documents required to be given hereunder, shall be in writing and shall be given either by hand delivery, by overnight delivery service, by facsimile transmission or by mailing the same in a sealed envelope, first-class mail, postage prepaid and either certified or registered, return receipt requested, addressed as follows:

                if to Five Arrows, to:

                Five Arrows Realty Securities II L.L.C.
                c/o Rothschild Realty, Inc.
                1251 Avenue of the Americas
                51st Floor
                New York, New York  10020
                Facsimile No.  (212) 403-3520
                Attention:  Matthew W. Kaplan

                with a copy to its counsel:

                Schulte Roth & Zabel LLP
                900 Third Avenue
                New York, New York  10022-4728
                Facsimile No. (212) 593-5955
                Attention:  Andre Weiss

                if to CHP or Hotel Investors, to:

                CNL Hospitality Properties, Inc.
                or CNL Hotel Investors, Inc.
                (as the case may be)
                c/o CNL Hospitality Group
                400 E. South Street
                Orlando, FL  32801
                Facsimile No.  (407) 428-9370
                Attention:  C. Brian Strickland

                with a copy to its counsel:

                Shaw Pittman Potts & Trowbridge
                2300 N Street, N.W.
                Washington, D.C.  20037
                Facsimile No.  (202) 663-8007
                Attention:  Thomas H. McCormick

and to any other parties at their addresses reflected in the stock records of CHP. Five Arrows, by written notice given to CHP in accordance with this

Section 9.6, and CHP by written notice to Five Arrows, may change the address to which notices, statements, instruction or other documents are to be sent to such party. All notices, statements, instructions and other documents delivered hereunder shall be deemed effective upon receipt.

               9.7.  Successors and Assigns.  This Agreement
                     ---------------------- shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

               9.8.  Counterparts.  This Agreement may be
                     ------------ executed in two or more counterparts, all of which taken together shall constitute one instrument.

               9.9.  Entire Agreement.  This Agreement,
                     ---------------- including the other documents referred to herein or annexed as Exhibits or Schedules hereto which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

               9.10.  Amendments.  This Agreement may not be
                      ---------- changed orally, but only by an agreement in writing signed by the parties hereto.

               9.11.  Severability.  In case any provision in
                      ------------ this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

               9.12.  Termination of Agreement.  The Agreement
                      ------------------------ may be terminated upon mutual written agreement of the parties.


[The remainder of this page has been intentionally left blank.]

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

                        CNL HOSPITALITY PROPERTIES, INC.

                        By:
                             ---------------------------
                             Name:
                             Title:


                        FIVE ARROWS REALTY SECURITIES II L.L.C.
                        By:

                             ---------------------------
                             Name:
                             Title:


                        CNL HOTEL INVESTORS, INC.

                        By:
                             ---------------------------
                             Name:
                             Title:

                              Annex A
                              -------

                     Definitions and Index of Terms
                     ------------------------------

             "Acceleration Event" shall mean the occurrence of any of the following: (i) an Event of Default as defined in the Articles Supplementary designating the Class E Shares, (ii) a breach by any of CHP, Hotel Investors or Hospitality Partners of any of its obligations or covenants contained in this Agreement or any Transaction Documents, (iii) the consolidation or merger of Hotel Investors with or into any other Person (other than (A) the consolidation of the financial statements of Hotel Investors into the financial statements of CHP solely for accounting purposes to the extent required by generally accepted accounting principles and (B) a consolidation solely for tax purposes required by tax laws, which exception shall not include a voluntary election to consolidate for tax purposes), (iv) the making by Hotel Investors of any advance, loan, extension of credit or capital contribution to, or purchase of any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or any other investment in, any Person (all of the foregoing referred to as an "Investment"), other than (A) Investments approved by Five Arrows, (B) Investments in United States treasury bills, notes or similar securities, (C) Investments in mutual funds which intend to invest primarily in United States treasury bills, notes or similar securities, and (D) investments and capital contributions or loans to wholly-owned subsidiaries of Hotel Investors which do not impair the REIT status of Hotel Investors, (v) Hotel Investors' entry into any transaction or series of related transactions (including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service or the making of any Investment) with or in any Affiliate after the Effective Date other than (A) as provided in the Management Agreement (as defined in the Subscription Agreement, and including any successor management agreement), (B) leases to tenants that are Affiliates of Rothschild Realty, Inc. or to tenants that are wholly-owned subsidiaries of Hotel Investors, and (C) as described in clause (iv)(D) of this definition, (vi) the making or restructuring by Hotel Investors of any Investment which (A) results or (B) would result in the Corporation being an "investment company", or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended and the rules thereunder, (vii) the setting of a record date by the board of directors of CHP for any matter requiring the vote of holders of CHP Common Shares, including, without limitation, mergers, consolidations and sales of substantially all of the assets of CHP, other than for (A) election of directors, (B) amendments to CHP's Articles of Incorporation, (C) approval of auditors, (D) approval of employee benefit plans (or changes to such plans), and (E) precatory or advisory shareholder proposals, or (viii) CHP's failure to pay, in any rolling two quarter period during the Black-out Period, a cumulative dividend during such two-quarter period of less than $0.72 per CHP Common Share (on an annualized basis).

             "Affiliate" as to any Person, shall mean any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
CNL Hospitality Corp., a Florida corporation, and any successor thereto, shall in all cases be considered an

             "Affiliate" of Hotel Investors.

             "Business Day" means any day which is not a Saturday or Sunday or other day on which commercial banks in New York, New York are required or authorized by law to remain closed.

             "Exchange Rate" shall mean the rate of 157.000609 shares of CHP Common Stock per Class E Share issuable upon exercise of the Exchange Right, as such Exchange Rate may be adjusted pursuant to Section 6.1 hereof.

             "Funds From Operations" shall mean as to any Person the funds from operations of such Person per quarter as computed using such Person's most recent quarterly financial statements but calculated in accordance with the guidelines of the National Association of Real Estate Investment Trusts in effect on the date hereof.

             "Hotels" means the hotels identified on Exhibit 1.3 of the Subscription Agreement.

             "Permitted Liens" means (i) liens reflected in the Hotel Investors Balance Sheet dated as of June 30, 2000, (ii) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not detract from the value of, or impair the use of, such property by CHP or any of CHP's Subsidiaries in the operation of their respective businesses, and (iii) liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent and liens of carriers, warehousemen, vendors and material men incurred in the ordinary course of business securing sums not yet due and payable.

             "Person" means any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

             "Redemption Notice" has the meaning given to such term in the Hotel Investors Articles.

             "Registration Rights Agreement" means the Registration Rights Agreement by and between CHP and Five Arrows dated as of February 24, 1999.

             "Regular Quarterly Distribution" shall mean any regular cash distributions of CHP that do not in the aggregate exceed the CHP Funds From Operations for the quarter relating to such distribution.

             "Reported Quarter" shall mean as to any Person the most recent quarter for which Funds From Operations have been publicly reported (or would have been reported if such Person were required to publicly report).

             "Stock" means any Hotel Investors Preferred Shares and Hotel Investors Common Shares.

             "Transaction Document" means the agreements and certificates executed in connection with this Agreement including, without limitation, the Stockholders Agreement.

             The following terms shall have the meaning specified in the indicated section of this Agreement:


Adjusting Distribution                                  Section 6.1(d)(ii)
Agreement                                               Introduction
Black-out Period                                        Section 6.1(a)
CHP                                                     Introduction
CHP Common Purchase Price                               Section 1.2(c)
CHP Common Shares                                       Recitals
CHP Sold Shares                                         Section 1.1(c)
CHP Transferred Shares                                  Section 1.2(b)
Class A Shares                                          Recitals
Class B Shares                                          Section 1.2(b)
Class C Shares                                          Section 2.4(a)
Class D Shares                                          Section 2.4(a)
Class E Shares                                          Section 1.3(c)
Closing Date                                            Section 1.4
Closing                                                 Section 1.4
Code                                                    Section 2.3(b)
Constituent Person                                      Section 6.1(e)
Conversion                                              Recitals
Excess Stock                                            Section 2.4(a)
Exchange                                                Section 6.1(a)
Exchange Act                                            Section 2.5(a)
Exchange Right                                          Section 6.1(a)
Exercise Notice                                         Section 4.1(b)
Exchange Shares                                         Section 6.1(a)
First Option Closing Date                               Section 4.1(b)
First Option Expiration Date                            Section 4.1(a)(i)
First Option Shares                                     Section 4.1(a)(i)
First Option                                            Section 4.1(a)(i)
Five Arrows                                             Introduction
Five Arrows Director                                    Section 5.3
Hospitality Partners                                    Recitals
Hotel Investors                                         Introduction
Hotel Investors Articles                                Section 5.2(a)
Hotel Investors Common Shares                           Recitals
Hotel Investors Preferred Shares                        Section 2.4(a)
Hotel Investors Purchase Price                          Section 1.3(b)
Initial Shares Purchase Price                           Section 1.2(a)
Initial Shares                                          Section 1.1(b)
Non-Electing Share                                      Section 6.1(e)
Notice of Exchange                                      Section 6.1(b)
Preferred Stock                                         Section 2.4(a)
Redemption Price                                        Section 1.3(a)
Redemption Shares                                       Section 1.1(a)
Registration Rights Agreement Amendment                 Section 1.6(a)
Remaining Class A Shares                                Section 1.1(d)
Remaining Shares                                        Section 6.1(a)
Retained Option Shares                                  Section 6.1(a)
Rights                                                  Section 6.1(d)(iii)
Rights Agreement                                        Section 6.1(d)(iii)

SEC                                                     Section 2.5(a)
SEC Reports                                             Section 2.5(a)
Second Option Closing Date                              Section 4.1(c)
Second Option Expiration Date                           Section 4.1(a)(ii)
Second Option Shares                                    Section 4.1(a)(ii)
Second Option                                           Section 4.1(a)(ii)
Securities                                              Section 6.1(d)(ii)
Securities Act                                          Section 2.5(a)
Shares                                                  Section 3.6
Stockholders Agreement                                  Recitals
Subscription Agreement                                  Recitals
Transaction                                             Section 6.1(e)

                         TABLE OF CONTENTS

                                                                      Page
                                                                      ----

ARTICLE I                                                                2
    1.   PURCHASE OF SECURITIES                                          2
         1.1.   Five Arrows Transactions                                 2
         1.2.   CHP Transactions.                                        2
         1.3.   Hotel Investors Transactions at Closing                  3
         1.4.   Closing                                                  3
         1.5.   Closing Deliveries by Five Arrows.                       3
         1.6.   Additional Deliveries by Five Arrows.                    3
         1.7.   Closing Deliveries by Hotel Investors.                   4
         1.8.   Additional Deliveries by Hotel Investors.                4
         1.9.   Closing Deliveries by CHP.                               4
         1.10.   Additional Deliveries by CHP.                           4
         1.11. CHP Exchange of Initial Shares.                           5

ARTICLE II                                                               5
    2.   REPRESENTATIONS AND WARRANTIES OF CHP AND HOTEL INVESTORS       5
         2.1.   Corporate Power and Authority                            5
         2.2.   Consents and Approvals; Authorization and
                Noncontravention                                         5
         2.3.   Existence and Good Standing                              6
         2.4.   Capital Stock                                            6
         2.5.   SEC Reports                                              7
         2.6.   Compliance with Laws                                     7
         2.7.   No Changes Since June 30, 2000                           7
         2.8.   Disclosure                                               8
         2.9.   No Distribution Intent.                                  8
         2.10.   Ownership Limits Waiver.                                8
         2.11.   No Exchange Approvals Required.                         9

ARTICLE III                                                              9
    3.   REPRESENTATIONS AND WARRANTIES OF FIVE ARROWS                   9
         3.1.   Power and Authority                                      9
         3.2.   Existence and Good Standing                              9
         3.3.   Consents; Authorization                                  9
         3.4.   Accredited Investor                                      9
         3.5.   Investment                                               9
         3.6.   Rule 144                                                 9

ARTICLE IV                                                              10
    4.   OPTION GRANT                                                   10
         4.1.   Purchase Option.                                        10

ARTICLE V                                                               11
    5.   COVENANTS.                                                     11
         5.1.   Notice of Default                                       11
         5.2.   Article Amendments                                      11
         5.3.   Appointment of Five Arrows Directors                    12

         5.4.   Further Assurances                                      12
         5.5.   Prohibition on Issuance of Securities                   12
         5.6.   Deferral Payment.                                       12
         5.7.   Indemnification for Breach.                             13

ARTICLE VI                                                              13
    6.   EXCHANGE OF CLASS E SHARES.                                    13
         6.1.   Exchange of Class E Shares.                             13

ARTICLE VII                                                             18
    7.   CONDITIONS TO CHP'S AND HOTEL INVESTORS'
         OBLIGATIONS                                                    18
         7.1.   Representations and Warranties                          18
         7.2.   Approvals                                               18
         7.3.   Proceedings                                             18
         7.4.   Performance of Agreements                               19

ARTICLE VIII                                                            19
    8.   CONDITIONS TO FIVE ARROWS' OBLIGATIONS                         19
         8.1.   Representations and Warranties                          19
         8.2.   Performance of Agreements                               19
         8.3.   Approvals                                               19
         8.4.   Good Standing and Other Certificates                    19
         8.5.   Registration Rights Agreement                           19
         8.6.   Valid Issuance                                          19
         8.7.   Proceedings                                             20

ARTICLE IX                                                              20
    9.   MISCELLANEOUS                                                  20
         9.1.   Preservation of Confidential Information                20
         9.2.   Governing Law                                           20
         9.3.   Prevailing Party                                        20
         9.4.   Captions                                                20
         9.5.   Publicity                                               20
         9.6.   Notices                                                 20
         9.7.   Successors and Assigns                                  21
         9.8.   Counterparts                                            22
         9.9.   Entire Agreement                                        22
         9.10.  Amendments                                              22
         9.11.  Severability                                            22
         9.12.  Termination of Agreement                                22

                                                         EXECUTION COPY
















_______________________________________________________________________

                         STOCKHOLDERS AGREEMENT

                       Dated as of October 3, 2000

                                  Among

                     CNL HOSPITALITY PROPERTIES, INC.,

                         CNL HOTEL INVESTORS, INC.

                        CNL HOSPITALITY PARTNERS, LP

                                     And

                     FIVE ARROWS REALTY SECURITIES II L.L.C.

_______________________________________________________________________

                                  STOCKHOLDERS AGREEMENT
                                  _______________________

            STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of October 3, 2000, among CNL Hospitality Properties, Inc., a Maryland corporation ("CHP"), CNL Hotel Investors, Inc., a Maryland corporation ("Hotel Investors"), CNL Hospitality Partners, LP, a Delaware limited partnership ("Hospitality Partners"), and Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows" and collectively with CHP, Hotel Investors and Hospitality Partners, the "Capital Stockholders").

                                   W I T N E S S E T H:
                                   _ _ _ _ _ _ _ _ _ _

           WHEREAS, Five Arrows, CHP, Hotel Investors and Hospitality Partners are parties to a Subscription and Stockholders Agreement, dated as of February 24, 1999 (the "Subscription Agreement"), pursuant to which Five Arrows purchased from Hotel Investors 48,337 shares of its 8% Class A Cumulative Preferred Stock (the "Class A Shares") and an equal number of shares of Hotel Investors common stock, par value $.01 per share (the "Hotel Investors Common Shares"); and

            WHEREAS, pursuant to Section 4.2(b) of the Subscription Agreement, Five Arrows proposed to exercise its right to convert (the "Conversion") the Class A Shares and Hotel Investors Common Shares into shares of CHP common stock, par value $.01 per share (the "CHP Common Shares"); and

            WHEREAS, CHP and Hotel Investors requested that Five Arrows consider an alternative to the Conversion; and

            WHEREAS, concurrently with their entering into this Agreement, CHP, Five Arrows and Hotel Investors have entered into a Securities Purchase Agreement dated as of the date hereof (the "Repurchase Agreement") as an alternative to the Conversion pursuant to which the Class A Shares owned by Five Arrows shall be converted into Class E Shares; and

            WHEREAS, an agreement among the Capital Stockholders is necessary in light of the transactions contemplated by the Repurchase Agreement.

            NOW, THEREFORE, in consideration of the premises and of the respective representations and warranties hereinafter set forth and the respective covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

            Capitalized terms used herein but not defined herein or in Annex A hereto have the meaning given to such terms in the Repurchase Agreement.

                                      ARTICLE I

            1.   CORPORATE GOVERNANCE.
                 ____________________

                 1.1. Number of Directors. Hotel Investors shall continue to be governed by a Board of Directors (the "Board") consisting of three (3) members. The number of directors may be increased or decreased in accordance with the Hotel Investors Articles, Hotel Investors' By-laws and the provisions of this Agreement.

                 1.2. Board of Directors. Until the next meeting of stockholders, the Board shall continue to consist of the following directors:

                 James M. Seneff, Jr.
                 Robert A. Bourne
                 Matthew W. Kaplan

            Each Capital Stockholder agrees to vote all of its Hotel Investors Common Shares and use its best efforts to elect to the Board at any annual meeting of stockholders of Hotel Investors and subsequent annual meetings or at any special stockholders' meeting at which directors are to be elected two directors to be designated by Hospitality Partners, and one director to be designated by Five Arrows; provided that each such director designated pursuant to this Section 1.2(a) is reasonably acceptable to the Capital Stockholder not designating such director. Each Capital Stockholder agrees to take all actions necessary to vote all of its Hotel Investors Common Shares and use its best efforts to elect a successor to such director designated by the Capital Stockholder or Capital Stockholders that designated such former director; provided that such successor is reasonably acceptable to the non-designating Capital Stockholder. Except as otherwise provided herein and subject to the rights of holders of one or more classes or series of Hotel Investors Preferred Shares to elect or remove one or more directors, any director or the entire Board may be removed from office at any time with cause by the affirmative vote of a majority of the votes of all shares of capital stock of Hotel Investors then outstanding entitled to vote in the election of directors, voting as a single class; provided, that the Capital Stockholders shall promptly cause their designees on the Board to vote or consent to replace any such removed director designated by Five Arrows with another nominee designated by Five Arrows. Any director shall be removed upon a showing of cause by a Capital Stockholder that did not designate such director reasonably satisfactory to the Capital Stockholder that designated such director, and the designating Capital Stockholder agrees to take all actions necessary to vote all of its Hotel Investors Common Shares and use its best efforts to remove such director.

                 1.3.   Director Approval Required For Certain Action.
                        _____________________________________________

                 (a) Subject to paragraph (b) of this Section 1.3, during the Black-out Period (as defined in the Repurchase Agreement), CHP and Hotel Investors hereby agree that none of the following actions may be taken by Hotel Investors without the prior written consent of Five Arrows or the director(s) of Hotel Investors designated by Five Arrows:

                 (i) the sale, lease, assignment, transfer or other disposition of any of Hotel Investors' property, business or assets (including, without limitation, receivables and leasehold interests), whether now owned or hereafter acquired and whether by distribution or otherwise, or, in the case of any Subsidiary, the issuance or sale of any shares of such Subsidiary's Capital Interest to any Person other than Hotel Investors or any wholly owned Subsidiary of Hotel Investors or the entering into a merger or consolidation with another Person, other than sales of furniture, fixtures and equipment (i) in the ordinary course of business and not exceeding in the aggregate $300,000 in any twelve month period, or (ii) that the Board deems necessary to insure that the rents received by Hotel Investors from personal property leased by Hotel Investors with real property do not exceed 10%, as provided in the regulations promulgated under Section 512 of the Code;

                 (ii) the acquisition or leasing of assets (other than pursuant to the leases or management agreements related to the management of Hotels) or Investments by Hotel Investors other than Investments in U.S. government backed securities or "no-load" mutual funds that are restricted to investing solely in U.S. government backed securities of reserves taken for working capital accounts;

                 (iii) the material amendment or modification of the Management Agreement (the "Management Agreement"), dated February 24, 1999, between Hotel Investors and CNL Hospitality Advisors, Inc.;

                 (iv) the discontinuance or disqualification of Hotel Investors' status as a Real Estate Investment Trust within the meaning of the Code; provided, however, that the consent of the director(s) of Hotel Investors designated by Hospitality Partners would be required if CHP would (with or without the passage of time) be disqualified as a Real Estate Investment Trust ("REIT") thereby and;

                 (v) the incurrence of Indebtedness, other than (A) Indebtedness outstanding pursuant to the Senior Loan Facility as in existence on the date hereof and (B) other Indebtedness in connection with (1) capital expenditures so long as such Indebtedness incurred for such capital expenditures is, in the aggregate, in an amount not exceeding $1,500,000 at any one time outstanding or (2) the payment of distributions required for Hotel Investors to maintain its REIT status and (C) Permitted Refinancing.

                 (b) The Company hereby agrees that none of the following actions may be taken by the Company without the consent of both (1) Five Arrows or the directors of Hotel Investors designated by Five Arrows, and (2) Hospitality Partners or the directors of Hotel Investors designated by Hospitality Partners:

                 (i) the entering into or conducting any business other than the Business and matters reasonably related to the Business;

                 (ii) even if the Hotel Investors Articles were amended to provide otherwise, for so long as Hotel Investors is or may be a "pension-held REIT" as defined in Section 856(h)(3)(D) of the Code as determined by the counsel to the holders of a majority of the Class E Shares, engaging in any business or taking any action that would result in Hotel Investors realizing "unrelated business taxable income" within the meaning of Section 512 of the Code, if Hotel Investors were a "qualified trust' as defined in
     Section 856(h)(3)(E) of the Code; and

                 (iii) the entering into any transaction or series of related transactions (including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service or the making of any Investment) with or in any Affiliate other than (A) as provided in the Management Agreement (including any successor management agreement consented to by Five Arrows),
     (B) leases to tenants that are Affiliates of Rothschild Realty, Inc. or to tenants that are wholly-owned subsidiaries of Hotel Investors, and (C) investments and capital contributions or loans to wholly-owned subsidiaries of Hotel Investors which do not impair the REIT status of Hotel Investors.

                 1.4. Covenant to Vote. Each Stockholder shall appear in person or by proxy at any annual or special meeting of stockholders for the purpose of establishing a quorum and shall vote all of the Hotel Investors Common Shares owned by such Stockholder upon any matter in a manner so as to be consistent and not in conflict with, and to implement, the terms of this Agreement. Each Stockholder also agrees to execute and deliver unanimous written consents in lieu of special meetings of stockholders to implement the terms of this Agreement if requested to do so by any Stockholder.

                 1.5. No Voting or Conflicting Agreements. No Stockholder shall grant any proxy or enter into or agree to be bound by any voting trust with respect to its Hotel Investors Common Shares, nor shall any Stockholder enter into any stockholder agreements or arrangements of any kind with any person with respect to Hotel

Investors Preferred Shares or Hotel Investors Common Shares, inconsistent with the provisions of this Agreement (whether or not such agreements and arrangements are with other Stockholders or holders of Hotel Investors Preferred Shares or Hotel Investors Common Shares that are not parties to this Agreement). The foregoing prohibition includes, but is not limited to, agreements or arrangements with respect to the acquisition, disposition or voting of shares of Hotel Investors Preferred Shares or Hotel Investors Common Shares. No Stockholder shall act, for any reason, as a member of a group or in concert with any other persons in connection with the acquisition, disposition or voting of Preferred Stock or Hotel Investors Common Shares in any manner which is inconsistent with the provisions of this Agreement. Actions taken by the Board or the Stockholders to find purchasers to acquire shares of capital stock or to find purchasers to acquire Hotel Investors as contemplated by this Agreement shall not be deemed prohibited hereunder.

                 1.6. Actions Consistent with Agreement. No Stockholder shall circumvent this Agreement by taking any action that would be prohibited under this Agreement indirectly through a Subsidiary, Affiliate or otherwise.

                 1.7. Conflict with Articles or By-laws. In the event of any conflict or inconsistency between or among the provisions of this Agreement and the Hotel Investors Articles, as amended, or By-laws in effect at any time during the term of this Agreement, the provisions of this Agreement shall govern and be deemed controlling and each Stockholder agrees to vote all of its or his shares of capital stock and to cause the Board to authorize and approve such amendments to the Hotel Investors Articles and/or the By-laws as shall resolve and remove any such conflicts or inconsistencies.

                            ARTICLE II

            2.   RESTRICTIONS ON TRANSFER OR ISSUANCE OF STOCK.
                 _____________________________________________

                 2.1.   General Prohibition on Transfers.
                        ________________________________

                 (a) Notwithstanding anything to the contrary set forth herein, (i) no Stockholder shall directly or indirectly Transfer (as defined in the Hotel Investors Articles) any Hotel Investors Preferred Shares without at the same time transferring a proportionate number of Hotel Investors Common Shares then held by it, and vice versa, and (ii) except as provided in
Section 2.3 (Permitted Transfers) and 2.4 (Hospitality Partners' Right of First Refusal), and except for sales pursuant to any registration statement which becomes effective under the Securities Act, no Stockholder shall directly or indirectly Transfer any Stock during the term hereof, unless such Transfer shall have been effected in accordance with the terms of this Agreement or with the prior written consent of all of the Stockholders.

                 (b) Except in the event of (i) the Transfer of all of the then outstanding Hotel Investors Preferred Shares and Hotel Investors Common Shares to one or more purchasers in a contemporaneous transaction, (ii) the merger or consolidation of Hotel Investors, (iii) the sale or other transfer of all or substantially all of the assets and business of Hotel Investors or
(iv) any similar transaction resulting in a change in control of Hotel Investors, in each case consummated with another person or entity which is not an Affiliate of Hotel Investors prior to the consummation of such transaction (each such transaction being a "Hotel Investors Sale Transaction"), no Transfer by any Stockholder of any Stock permitted under this Agreement shall be effective at any time prior to the termination of this Agreement unless the transferee shall have executed an appropriate document confirming that (i) the transferee takes such Stock subject to all of the terms and conditions of this Agreement and (ii) the certificates or other instruments representing such Stock shall bear a legend that such Stock is subject to the terms of this Agreement, and such document shall have been delivered to the Board prior to such transferee's acquisition of Stock.
Hotel Investors shall not transfer upon its books any Stock held or owned by any Stockholder to any person except in accordance with this Agreement.

                2.2. Compliance with Securities Laws. Unless otherwise explicitly provided herein, except in connection with a sale of Stock included in a registered public offering in accordance with the Securities Act, or sales of Stock pursuant to Rule 144 thereunder, no Stockholder shall Transfer any Stock to any Person (regardless of the manner in which such Stockholder initially acquired such Stock) at any time prior to the termination of this Agreement unless the certificates or other instruments representing such securities bear legends as provided in Article III to the effect that such securities are not registered under the Securities Act and are subject to the terms of this Agreement. No Stockholder shall Transfer any Stock at any time if such action would constitute a violation of any state securities or blue sky laws or a breach of the conditions to any exemption from registration of Stock under any such laws or a breach of any undertaking or agreement of such Stockholder entered into pursuant to such laws or in connection with obtaining an exemption thereunder.

                  2.3. Permitted Transfers. Except as otherwise provided in this Agreement, the restrictions contained in Section 2.1(a) of this Agreement with respect to Transfers of Stock shall not apply to: (a) any Transfer to a Stockholder or to a designee of a Stockholder permitted by this Agreement; (b) any Transfer to any wholly-owned subsidiary or parent entity of any Stockholder, or any other wholly-owned subsidiary of such parent entity (it being understood with respect to a wholly-owned subsidiary or parent entity or other wholly-owned subsidiary of such parent entity that the later sale of such subsidiary or any shares of capital stock of such subsidiary or parent entity or any other wholly-owned subsidiary of such parent entity would constitute an indirect sale of Stock by such corporate Stockholder which sale may only be made within the terms of this Agreement); (c) any Transfer that would not violate Hotel Investors' obligations under Section 2.1 of the Consent and Amendment to Management Agreements, each dated as of February 24, 1999, among Hotel Investors, the respective tenant and the respective property manager named therein by Five Arrows to a third party (a "Section 2.3.(c) Transferee") which has a similar reputation and financial stability to that of Five Arrows and which is not a direct competitor of CHP; (d) any Transfer to the members, partners or stockholders of any Stockholder; (e) any Transfer to a party to this Agreement; and (f) any Transfer approved by the unanimous vote of the Board; provided, that (i) in each of clauses (a) through (f), such Transfer otherwise complies with the provisions of this Agreement, with each transferee, donee or distributee (a "Permitted Transferee") agreeing in writing to take subject to and to comply with all of the provisions of this Agreement in accordance with Section 2.1(b) and each such Permitted Transferee shall be deemed to take such securities subject to all of the other provisions of this Agreement, and shall be deemed to take such securities subject to the restrictions endorsed thereon, and any certificates issued by Hotel Investors to reflect such Transfer shall be appropriately legended, and (ii) in the case of a Transfer by a corporate Stockholder to a wholly-owned subsidiary or parent entity or any other wholly-owned subsidiary of such parent entity, such subsidiary or parent entity or other wholly-owned subsidiary of such parent entity shall agree to have its shares of equity stock legended to note the restrictions on transfer contained in this Agreement as if they were Stock, any Permitted Transferee so acquiring Stock, as a successor or assignee hereunder, be deemed to take such securities subject to all of the other provisions of this Agreement, and shall be deemed to take such securities subject to the restrictions endorsed thereon, and any certificates issued by Hotel Investors to reflect such Transfer shall be appropriately legended.

                 2.4.   Hospitality Partners' Right of First Offer.
                        __________________________________________

                 (a)   In the event Five Arrows seeks to Transfer shares to a
Section 2.3(c) Transferee, Five Arrows shall deliver a notice notifying Hospitality Partners of its intent to effect such a transaction.

                 (b) Hospitality Partners shall have the option (the "Option"), exercisable in writing (the "Option Notice") no later than 15 days following the delivery to Hospitality Partners of the notice referred to in
Section 2.4(a) by Five Arrows, to agree to purchase all of such Hotel Investors Preferred Shares and Hotel Investors Common Shares proposed to be disposed of by Five Arrows for an amount equal to that which Five Arrows would have received had Hotel Investors sold all of its assets and liquidated and distributed the net proceeds to the Stockholders.

            The amount payable to Five Arrows pursuant to this Section 2.4 shall be determined by a nationally recognized investment bank engaged by Hotel Investors and selected by Five Arrows from a list of three investment banks selected by Hospitality Partners from the investment banks listed on
Exhibit 2.4 attached hereto, whose determination shall be final and binding on the parties.

                 (c) If at any time during and up until February 24, 2002 Hospitality Partners has elected to exercise the Option, Hospitality Partners shall pay to Five Arrows upon delivery of the Option Notice $500,000 in cash, which shall be credited against the purchase price of such shares of Stock, and shall consummate such purchase within 90 days after delivery of the Option Notice to Five Arrows. If at any time after February 24, 2002 Hospitality Partners has elected to exercise the Option, Hospitality Partners shall pay to Five Arrows upon delivery of the Option Notice $200,000 in cash, which shall be credited against the purchase price of such shares of Stock, and shall consummate such purchase within 45 days after delivery of the Option Notice to Five Arrows. In the event Hospitality Partners fails to consummate such purchase within the applicable period, the payment made to Five Arrows upon delivery of the Option Notice shall be forfeited.

                 (d) In the event Hospitality Partners does not elect to purchase the shares of Stock held by Five Arrows within such 15-day period, Five Arrows shall be entitled to dispose of such shares of Stock in accordance with the terms hereof.

                 2.6. Mandatory Exchange at the Option of Hospitality Partners. Hospitality Partners shall have the option, exercisable in writing, to require Five Arrows to exchange all Class E Shares held by Five Arrows into shares of CHP Common Stock in accordance with the terms of
Article VII hereof, if (i) shares of CHP Common Stock are listed on a recognized U.S. national securities exchange or over-the-counter market,
(ii) the 30 day average trading price per share of the CHP Common Stock is $12.50 or greater (during any 30-day period) and (iii) after such exchange Five Arrows would not own more than 10% of the outstanding shares of CHP Common Stock.

                             ARTICLE III

            3.   LEGENDS ON STOCK CERTIFICATES.
                 ______________________________

                 3.1. Legends on Stock Certificates. A copy of this Agreement shall be filed with the Secretary of Hotel Investors and kept with the records of Hotel Investors. Each Stockholder hereby agrees that each outstanding certificate or other instrument representing Hotel Investors Common Stock or Class E Shares shall bear legends reading substantially as follows:

                 "The securities represented by this certificate were acquired for investment only and not for resale. They have not been registered under the Securities Act of 1933, as amended, or any state securities law. These securities may not be sold, transferred, pledged, or hypothecated or otherwise disposed of unless first registered under such laws, or unless Hotel Investors has received evidence satisfactory to it that registration under such laws is not required."

                 "The securities represented by this certificate are subject to significant restrictions on resale and transfer and certain other restrictions as set forth in a Stockholders Agreement, dated as of October 3, 2000, a copy of which may be obtained from Hotel Investors or from the holder of this certificate. Any transferee of the securities represented by this certificate shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of such Stockholders Agreement. No transfer of such securities will be made on the books of Hotel Investors unless accompanied by evidence of compliance with the terms of such Agreement."

                 Each such certificate or other instrument shall bear any additional legends which may be required for compliance with state securities or blue sky laws.

                                 ARTICLE IV

            4.   MISCELLANEOUS.
                 ______________

                 4.1. Preservation of Confidential Information. Five Arrows shall keep confidential any and all non-public information obtained from CHP concerning CHP's properties, operations and business (unless readily ascertainable from public or published information or trade sources) until the same ceases to be non-public (or becomes so ascertainable).

                 4.2. Governing Law; Injunctive Relief. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Maryland applicable to agreements executed and to be performed solely within such State. It is acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties hereto fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law. Therefore, in addition to any other remedies available at law or in equity, any such person shall be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

                 4.3. Prevailing Party. The prevailing party or parties in any litigation shall be entitled to receive from the losing party or parties all costs and expenses, including reasonable counsel fees, incurred by the prevailing party or parties.

                 4.4. Captions. The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

                 4.5. Publicity. Except as otherwise required by law, none of the parties hereto shall issue any press release or take any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein. Any statement so issued or made shall require the reasonable prior approval of the other parties hereto as to the contents and the manner of presentation and publication thereof.

                 4.6. Notices. All notices, statements, instructions or other documents required to be given hereunder, shall be in writing and shall be given either by hand delivery, by overnight delivery service, by facsimile transmission or by mailing the same in a sealed envelope, first-class mail, postage prepaid and either certified or registered, return receipt requested, addressed as follows:

                 if to Five Arrows, to:

                 Five Arrows Realty Securities II L.L.C.
                 c/o Rothschild Realty, Inc.
                 1251 Avenue of the Americas
                 51st Floor
                 New York, New York  10020
                 Facsimile No.  (212) 403-3520
                 Attention:  Matthew W. Kaplan

                 with a copy to its counsel:

                 Schulte Roth & Zabel LLP
                 900 Third Avenue
                 New York, New York  10022-4728
                 Facsimile No. (212) 593-5955
                 Attention:  Andre Weiss

                 if to CHP or Hotel Investors, to:

                 CNL Hospitality Properties, Inc.
                 or CNL Hotel Investors, Inc. (as the case may be) c/o CNL Hospitality Group
                 400 E. South Street
                 Orlando, FL  32801
                 Facsimile No.  (407) 428-9370
                 Attention:  C. Brian Strickland
                 with a copy to its counsel:

                 Shaw Pittman Potts & Trowbridge
                 2300 N Street, N.W.
                 Washington, D.C.  20037
                 Facsimile No.  (202) 663-8007
                 Attention:  Thomas H. McCormick

and to any other parties at their addresses reflected in the stock records of CHP. Five Arrows, by written notice given to CHP in accordance with this
Section 4.6, and CHP by written notice to Five Arrows, may change the address to which notices, statements, instruction or other documents are to be sent to such party. All notices, statements, instructions and other documents delivered hereunder shall be deemed effective upon receipt.

                 4.7. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. If any transferee of any Stockholder shall acquire any Hotel Investors Common Shares, in any manner, whether by operation of law or otherwise, and such transfer is not otherwise null and void, such Hotel Investors Common Shares shall be held subject to all of the terms of this Agreement, and by taking and holding such Hotel Investors Common Shares such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement; provided, however, that nothing in this Section 4.7 shall give any Stockholder any right to transfer any Hotel Investors Common Shares in contravention of the terms of this Agreement.

                 4.8. Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

                 4.9. Entire Agreement. Upon the consummation of the Closing (as defined in the Repurchase Agreement), this Agreement, including the other documents referred to herein or annexed as Exhibits or Schedules hereto which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein and supersedes all prior agreements and understandings (including the Subscription Agreement) between the parties with respect to such subject matter.

                  4.10. Amendments. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties hereto.

                 4.11. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

                 4.12. Termination of Agreement. The Agreement may be terminated upon mutual written agreement of the parties.


   [The remainder of this page has been intentionally left blank.]

            IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.


                               CNL HOSPITALITY PROPERTIES, INC.

                               By:  ______________________________
                                    Name:
                                    Title:


                                FIVE ARROWS REALTY SECURITIES II L.L.C.
                                By:  _____________________________
                                     Name:
                                     Title:


                                 CNL HOTEL INVESTORS, INC.

                                 By:  _____________________________
                                      Name:
                                      Title:


                                  CNL HOSPITALITY PARTNERS, LP

                                  By:  CNL Hospitality GP Corp., its
                                       general partner

                                  By:  _____________________________
                                       Name:
                                       Title:

                                        Annex A
                                        _______

                              Definitions and Index of Terms
                              ______________________________


            "Affiliate" as to any Person, shall mean any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
CNL Hospitality Corp., a Florida corporation, shall in all cases be considered an "Affiliate" of Hotel Investors.

            "Business" means the management of the Hotels.

            "Hotels" means the hotels identified on Exhibit 1.3 of the Subscription Agreement.

            "Indebtedness" has the meaning given to such term in the Articles Supplementary classifying the Class E Shares.

            "Investments" has the meaning given to such term in the Repurchase Agreement.

            "Permitted Refinancing" has the meaning given to such term in the Hotel Investors Articles.

            "Person" means any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

            "Senior Loan Facility" has the meaning given to such term in the Articles Supplementary classifying the Class E Shares.

            "Stock" means any Hotel Investors Preferred Shares and Hotel Investors Common Shares.

            "Stockholder" means each Capital Stockholder and any other Person who shall hereafter acquire Stock pursuant to the provisions of, and subject to the restrictions and rights set forth in this Agreement.

            "Subsidiary" as to any Person, shall mean a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

            "Trading Day" shall mean any day on which the securities in question are traded on the New York Stock Exchange, or if such securities are not listed or admitted for trading on the New York Stock Exchange, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading on any national securities exchange, on the NASDAQ National Market, or if such securities are not quoted on such NASDAQ National Market, in the applicable securities market in which the securities are traded.

            The following terms shall have the meaning specified in the indicated section of this Agreement or in the other agreements referred to below:


Agreement                             Introduction
Board                                  Section 1.1
Capital Stockholders                  Introduction
CHP                                   Introduction
CHP Common Shares                         Recitals
Conversion                                Recitals
Five Arrows                           Introduction
Hospitality Partners                  Introduction
Hotel Investors Common Shares             Recitals
Hotel Investors Sale Transaction    Section 2.1(b)
Hotel Investors                       Introduction
Management Agreement           Section 1.3(a)(iii)
Option                              Section 2.4(b)
Option Notice                       Section 2.4(b)
Permitted Transferee                   Section 2.3
REIT                            Section 1.3(a)(iv)
Repurchase Agreement                      Recitals
Section 2.3(c) Transferee              Section 2.3
Securities Act                Repurchase Agreement
Subscription Agreement                    Recitals
Transfer   Hotel Investors Articles

                            TABLE OF CONTENTS

                                                                   Page

ARTICLE I                                                            2

    1.   CORPORATE GOVERNANCE.                                       2
         1.1.   Number of Directors.                                 2
         1.2.   Board of Directors.                                  2
         1.3.   Director Approval Required For Certain Action.       3
         1.4.   Covenant to Vote.                                    4
         1.5.   No Voting or Conflicting Agreements.                 4
         1.6.   Actions Consistent with Agreement.                   5
         1.7.   Conflict with Articles or By-laws.                   5

ARTICLE II                                                           5

    2.   RESTRICTIONS ON TRANSFER OR ISSUANCE OF STOCK.              5
         2.1.   General Prohibition on Transfers.                    5
         2.2.   Compliance with Securities Laws.                     6
         2.3.   Permitted Transfers.                                 6
         2.4.   Hospitality Partners' Right of First Offer.          7
         2.6.   Mandatory Exchange at the Option of Hospitality
                Partners.                                            7

ARTICLE III                                                          7

     3.   LEGENDS ON STOCK CERTIFICATES.                             7
          3.1.   Legends on Stock Certificates.                      8

ARTICLE IV                                                           8

    4.   MISCELLANEOUS                                               8
         4.1.   Preservation of Confidential Information             8
         4.2.   Governing Law; Injunctive Relief                     8
         4.3.   Prevailing Party                                     8
         4.4.   Captions                                             8
         4.5.   Publicity                                            9
         4.6.   Notices                                              9
         4.7.   Successors and Assigns                               9
         4.8.   Counterparts                                        10
         4.9.   Entire Agreement                                    10
         4.10.   Amendments                                         10
         4.11.   Severability                                       10
         4.12.   Termination of Agreement                           10

                           ARTICLES SUPPLEMENTARY
                           ______________________

                        CLASSIFYING 50,886 SHARES OF
                             PREFERRED STOCK AS
                           CLASS E PREFERRED STOCK

                                      OF

                            CNL HOTEL INVESTORS, INC.

            Pursuant to Section 2-105 of the Maryland General Corporation Law (the "M.G.C.L."), CNL Hotel Investors, Inc., a corporation organized and existing under the M.G.C.L. (the "Corporation"), and having its principal office in the State of Maryland located at c/o The Corporation Trust, Incorporated, 300 East Lombard St., Baltimore, MD 21202,

          DOES HEREBY CERTIFY TO THE STATE DEPARTMENT OF ASSESSMENT AND
                      TAXATION OF MARYLAND THAT:

            FIRST:   Pursuant to authority granted to and vested in the Board
of Directors of the Corporation (the "Board") by the Articles of Incorporation of the Corporation (the "Articles of Incorporation"), and pursuant to the provisions of Section 2-105 of the M.G.C.L., the Board, acting by written consent on October 3, 2000, adopted resolutions duly classifying 50,886 shares of the Preferred Stock of the Corporation into a series of Preferred Stock to be designated as "Class E Preferred Stock, par value $.01 per share, liquidation preference $.01 per share" and has provided for the issuance of such shares;

             SECOND:   The terms of the "Class E Preferred Stock," as set
forth by the Board, including the preferences, exchange or other rights, voting powers, limitations as to dividends and qualifications of such series, are as follows:

            SECTION 1. Number of Shares and Designation. A class of Preferred Stock shall be designated as "Class E Preferred Stock, par value $.01 per share, liquidation preference $.01 per share" (the "Class E Preferred Stock"), and 50,886 shall be the total number of shares of Preferred Stock constituting such class.

             SECTION 2. Definitions. For purposes of the Class E Preferred Stock, terms defined in the Articles of Incorporation and not otherwise defined herein shall have the meanings ascribed to such terms in the Articles of Incorporation and the following terms shall have the meaning indicated:

            "Affiliate" as to any Person, shall mean any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. CNL Hospitality Corp., a Florida corporation, and any successor thereto, shall in all cases be considered an "Affiliate" of Hotel Investors.

            "Articles of Incorporation" shall mean the articles of incorporation of the Corporation, as the same may be amended or modified from time to time.

            "Articles Supplementary" shall mean these Articles Supplementary, as the same may be amended or modified from time to time with the consent of the holders of the Class E Preferred Stock.

            "Attributable Indebtedness" shall mean (a) in respect of a Sale/Leaseback Transaction, as of the time of determination, the present value (discounted at the interest rate used to calculate the lease payments) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been or may be extended), and
(b) the principal portion of all obligations of a Person under any synthetic lease (or the aggregate purchase option price), tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product of such Person where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease in accordance with GAAP.

            "Board of Directors" shall mean the Board of Directors of the Corporation or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Class E Preferred Stock.

            "Business Day" shall mean any day that is not a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

            "Capital Interests" shall mean any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation (other than the Class E Preferred Stock of the Corporation), any and all units or interests, participations (however designated) or other equivalents of a partnership, and any and all equivalent ownership interests in a Person (other than a partnership or a corporation) and any and all warrants or options to purchase any of the foregoing.

            "CHP" shall mean CNL Hospitality Properties, Inc., a Maryland corporation.

            "CHP Common Stock" shall mean the Common Stock, par value $.01 per share, of CHP.

            "Class A Preferred Stock" shall mean the 8% Class A Cumulative Preferred Stock, par value $.01 per share, liquidation preference $1,000 per share, of the Corporation.

            "Class B Preferred Stock" shall mean the Class B Preferred Stock, par value $.01 per share, liquidation preference $.01 per share, of the Corporation.

            "Class C Preferred Stock" shall mean the 8% Class C Cumulative Preferred Stock, par value $.01 per share, liquidation preference $1,000 per share, of the Corporation.

            "Class D Junior Preferred Stock" shall mean the Class D Junior Preferred Stock, par value $.01 per share, liquidation preference $.01 per share, of the Corporation.

            "Class E Preferred Stock" shall have the meaning set forth in
Section 1 hereof.

            "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

            "Common Stock" shall mean all classes or series of the Corporation's common stock, par value $.01 per share (or any equivalent thereof).

            "Effective Date" shall mean date of filing of these Articles Supplementary with the State of Maryland.

            "Event of Default" shall mean any of the events specified in
Section 10, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

            "Financing Lease" shall mean any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

            "GAAP" shall mean generally accepted accounting principles in the United States of America in effect from time to time.

            "Governing Documents" as to any Person, shall mean its articles or certificate of incorporation and by-laws, its partnership agreement, its certificate of formation and operating agreement, and/or the other organizational or governing documents of such Person.

            "Guarantee Obligation" as to any Person (the "guaranteeing person"), shall mean any obligation (determined without duplication) of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the maximum stated amount of the primary obligation relating to such Guarantee Obligation (or, if less, the maximum stated liability set forth in the instrument embodying such Guarantee Obligation), provided, that, in the absence of any such stated amount or stated liability, the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Corporation in good faith.

            "Indebtedness" of any Person at any date, shall mean without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), to the extent such obligations constitute indebtedness for the purposes of GAAP,
(c) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, or upon which interest payments are customarily made, (d) all obligations of such Person under Financing Leases,
(e) all obligations, contingent or otherwise, of such Person under acceptance, standby letter of credit or similar facilities, (f) all Guarantee Obligations of such Person, (g) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof and (h) all Attributable Indebtedness of such Person.

            "Junior Stock" shall mean all classes of Common Stock and each other Capital Interest hereafter authorized or issued by the Corporation the terms of which expressly provide that it ranks junior to the Class E Preferred Stock as to distribution rights and rights on liquidation, winding-up and dissolution of the Corporation.

            "Person" shall mean any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

            "Real Estate Investment Trust" shall mean a real estate investment trust as defined in Section 856 of the Code (or any successor provision thereof).

            "Sale/Leaseback Transaction" shall mean an arrangement relating to property now owned or hereafter acquired whereby the Corporation or any of its Subsidiaries transfers such property to a Person and the Corporation or a Subsidiary leases such property from such Person.

            "Senior Loan Facility" shall mean the credit facility evidenced by seven loan agreements, each by and between the Corporation and Jefferson Pilot Life Insurance Company and all other material documents, agreements, instruments and certificates required to be delivered thereunder.

            "Subsidiary" as to any Person, shall mean a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

            SECTION 3. Distributions. The holders of shares of Class E Preferred Stock shall not be entitled to receive any distributions other than as expressly otherwise provided in these Articles Supplementary.

            SECTION 4. Liquidation Preference. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, the holders of shares of Class E Preferred Stock shall be entitled to receive one cent ($.01) per share of Class E Preferred Stock (the "Liquidation Preference"). The Liquidation Preference shall be payable on a pari passu basis with the liquidation preference payable on account of the Class B Preferred

Stock and on the Class D Preferred Stock. If, upon any such liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of all shares of Class E Preferred Stock, Class B Preferred Stock and Class D Preferred Stock shall be insufficient to pay in full the respective liquidation preferences of such three classes, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class E Preferred Stock, the holders of Class B Preferred Stock and the holders of the Class D Preferred Stock ratably in accordance with their shares.

            SECTION 5. Liquidation Distributions After Payment Of Liquidation Preference. In the event of any liquidation, dissolution or winding-up of the Corporation as described in Section 4 hereof, after payment shall have been made in full to the holders of shares of Class E Preferred Stock as provided in Section 4, the holders of Junior Stock shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of shares of the Class E Preferred Stock, as such, shall not be entitled to share therein.

            SECTION 6. Ranking. The Class E Preferred Stock ranks (a) junior to the Class A Preferred Stock and Class C Preferred Stock and pari passu with the Class B Preferred Stock and Class D Preferred Stock as to distribution rights and rights on liquidation, winding-up and dissolution of the Corporation, and (b) as to the Liquidation Preference only, (i) pari passu with the Class B Preferred Stock and the Class D Preferred Stock as to rights on liquidation, winding-up and dissolution of the Corporation, and
(ii) senior to all classes of Common Stock and to each other share of Junior Stock as to rights on liquidation, winding-up and dissolution of the Corporation.

           SECTION 7. Voting. Except as otherwise set forth herein or provided by law, shares of the Class E Preferred Stock shall not have any voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any action. Notwithstanding anything to the contrary contained herein, these Articles Supplementary shall not be amended without the consent of a majority of the votes entitled to be cast by the holders of shares of Class E Preferred Stock at the time outstanding.

            For any matter requiring a vote of the holders of shares of Class E Preferred Stock, each share of Class E Preferred Stock shall have one vote per share.

            SECTION 8. Record Holders. The Corporation may deem and treat the record holder of any shares of Class E Preferred Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

            SECTION 9.   Notices And Reporting.
                         _____________________

            (a) The Corporation shall deliver to the holders of the Class E Preferred Stock all reports and statements delivered to Jefferson Pilot Life Insurance Company under the Senior Loan Facility and stockholders under the Governing Documents.

            (b) The Corporation shall promptly give notice to the holders of the Class E Preferred Stock of:

                  (i)   the occurrence of any Event of Default; and

                  (ii) promptly upon, and in any event within two business days after the Corporation first has knowledge of, (i) the Corporation failing to continue to qualify as a Real Estate Investment Trust, (ii) any act by the Corporation causing its election to be taxed as a Real Estate Investment Trust to be terminated, (iii) any act causing the Corporation to be subject to the taxes imposed by Section 857(b)(6) of the Internal Revenue Code (or any successor provision thereto), or (iv) the Corporation failing to be entitled to a dividends paid deduction which meets the requirements of Section 857 of the Internal Revenue Code.
     Each notice pursuant to this Section shall be accompanied by a statement of an officer of the Corporation setting forth details of the occurrence referred to therein and stating what action the Corporation proposes to take with respect thereto.

            SECTION 10.   Events Of Default.
                          __________________

            If any of the following events shall occur and be continuing:

            (a) The Corporation shall fail to observe or perform any other covenant or obligation contained in these Articles Supplementary, and such failure shall continue unremedied for a period of 5 days after notice from any holder of shares of Class E Preferred Stock;

            (b) The Corporation or any of its Subsidiaries shall (i) default in making any payment of any principal of any Indebtedness (including, without limitation, any Guarantee Obligation) on the scheduled or original due date with respect thereto; or (ii) default in the observance or performance of any agreement or condition relating to Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause such Indebtedness to be declared or otherwise become due prior to its stated maturity or (in the case of any such

Indebtedness constituting a Guarantee Obligation) to become payable; provided, that the defaults or accelerations described in this paragraph (b) shall not at any time constitute an Event of Default unless, at such time, one or more of such defaults, conditions or accelerations continue for a period of 30 days without such amount of Indebtedness being paid in full;

            (c) (i) The Corporation, CHP or any of their respective Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Corporation or any of their respective Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Corporation, CHP, or any of their respective Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Corporation, CHP, or any of their respective Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Corporation or any of its Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Corporation, CHP, or any of their respective Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

            (d) The Corporation ceases, for any reason, to maintain its status as a Real Estate Investment Trust unless ceasing such status is approved by the holders of a majority of shares of Class E Preferred Stock then outstanding;

then there shall be deemed to have occurred an Event of Default, and in any such event, and as the sole and exclusive result of such Event of Default and the sole and exclusive remedy of the holders of shares of Class E Preferred Stock, there shall be deemed to have occurred an "Acceleration Event," as that term is defined in that certain Securities Purchase Agreement dated as of October 3, 2000 to which the Corporation is a party.

   [The remainder of this page has been intentionally left blank.]

            IN WITNESS WHEREOF, CNL Hotel Investors, Inc. has caused its corporate seal to be hereunto affixed and these Articles Supplementary to be signed by its President, and attested by its Secretary this 3rd day of October, 2000.


                                  CNL HOTEL INVESTORS, INC.

                                  By:  _______________________
                                       Robert A. Bourne
                                       President

            THE UNDERSIGNED, being the Secretary of CNL Hotel Investors, Inc., does hereby acknowledge in the name and on behalf of said corporation, that Robert A. Bourne, who executed on behalf of said corporation the foregoing Articles Supplementary, of which this certificate is made a part, is the duly elected and acting President of said corporation, that the foregoing Articles Supplementary are the corporate act of said corporation and certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof or otherwise required to be verified under oath are true in all material respects, under the penalties of perjury.


                                   By:  ______________________
                                        Lynn E. Rose
                                        Secretary



Corporate Seal